Exhibit 99.3

INFORMATION CIRCULAR

as at May 24, 2017

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Wednesday, July 5, 2017 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Information Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) of National Instrument 54-101 for distribution of this Information Circular, form of proxy (“Proxy”) and other meeting materials (the “Meeting Materials”) to registered shareholders and Non-Registered Holders of the Company.

Under Notice-and-Access, rather than the Company mailing paper copies of the Meeting Materials to shareholders, the Meeting Materials can be accessed online on the Company’s SEDAR profile at www.sedar.com or on the Company’s website at http://www.fortunasilver.com/s/AGM.asp. The Company has adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use and the printing and mailing costs.

Shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, with details regarding the Meeting date, location and purchase, and information on how to access the Meeting Materials online or request a paper copy.

Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge at the applicable toll free number as set out in the Notice of the Meeting. Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days. Requests for paper copies of the Meeting Materials should be made by June 22, 2017 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-855-887-2244.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company. We have arranged for intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of record by those intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are Directors and the Corporate Secretary of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the two printed names or by completing another form of proxy. The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business. As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may be come before the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any re convening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the Record Date of May 18, 2017, the Company had issued and outstanding 159,223,498 fully paid and non-assessable Common Shares, each share carrying the right to one vote. The Company has no other classes of voting securities.

Registered holders of Common Shares as at the Record Date of May 18, 2017 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than:

Name	No. of Common Shares	% of Outstanding Common Shares
Van Eck Associates Corporation	26,756,289	16.8%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

The management of the Company will recommend to the Meeting to appoint Deloitte LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration. Deloitte LLP have been the Company’s auditors since September 2, 2008.

During the Company’s most recently completed fiscal year, the Company’s auditors performed certain non-audit services. Fees charged (in Canadian dollars) by the auditors during the last two fiscal years are as follows:

	2016	2015
Audit Fees	$915,813	$661,970
Audit-Related Fees	$126,742	$72,774
Tax Fees	$142,746	$129,988
All Other Fees	Nil	Nil
	$1,185,301	$864,732

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. These fees include services for securities and prospectus engagements.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are amounts not included in the categories above.

Election of Directors

The Board presently consists of seven directors and shareholders will be asked at the Meeting to determine the number of directors at seven, and to elect seven directors. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

Two of the proposed nominees for re-election as a director, Simon Ridgway and Mario Szotlender, are directors of a corporation that, in the past 10 years, had its registration under Section 12(g) of the Securities Exchange Act of 1934 revoked by the United States Securities and Exchange Commission (“SEC”) for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of proposed revocation, the corporation filed a settlement agreement with the SEC consenting to the revocation as the corporation was dormant at the time. This corporation filed a registration statement with the SEC in January 2015 to re-register its common shares under Section 12(g) of the U.S. Exchange Act, which became effective in March 2015. The effectiveness of such registration statement removes the prior restrictions on market participants trading the corporation’s common shares in United States markets.

Due to a review by the United States Securities and Exchange Commission (the “SEC”) of the Company’s use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015, the Company was delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received on April 3, 2017 a management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities. The MCTO prohibits certain executive officers of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Financial Documents and is current on all filing obligations.

On May 1, 2017, the Company reported that the SEC had verbally communicated it will accept the Company’s use of inferred resources for the calculation of depletion expense, provided that the Company includes additional disclosure regarding these calculations. Accordingly, the Company proceeded to finalize the Annual Financial Documents and filed them on May 15, 2017. The SEC formally concluded its review on May 17, 2017.

Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017.

Information regarding the director nominees is set out below:

JORGE GANOZA DURANT

Lima, Peru Director, President & Chief Executive Officer (Not Independent) 2016 AGM voting result: 92.5%

Principal Occupation: President and CEO of the Company

Age: 47

Director Since: December 2, 2004

Shareholding: 26,000 Common Shares

Share Ownership Guidelines Met, or Prescribed Deadline to Meet:

March 14, 2021

Other Reporting Company Directorships:

Ferreycorp

Jorge A. Ganoza is a geological engineer with over 20 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. Jorge is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co-founding Fortuna back in 2004 he was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

2016 Meeting Attendance – 100%
Board Meetings 9/9

SIMON RIDGWAY

British Columbia, Canada Director & Chairman (Not Independent) 2016 AGM voting result: 88.6%

Principal Occupation: CEO and Director of several public resource companies

Age: 68

Director Since: January 25, 2005

Shareholding: 560 Common Shares

DSU holding: 300,278

Share Ownership Guidelines Met, or Prescribed Deadline to Meet: Met

Other Reporting Company Directorships:

Focus Ventures Ltd.

Medgold Resources Corp.

Rackla Metals Inc.

Radius Gold Inc.

Simon Ridgway is a co-founder of Fortuna Silver Mines Inc., a prospector, a mining financier and a Casey Research Explorer’s League inductee. Grass roots exploration is his first love and he has had a successful career as an explorationist since starting out as a prospector in the Yukon Territory in the late 70s. Simon and the exploration teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua. On the financial side, companies operating under the Gold Group banner have raised over CAD$450 million for exploration and development projects since 2003.
2016 Meeting Attendance – 100%
Board Meetings 9/9

MARIO SZOTLENDER
Caracas, Venezuela Director (Not Independent) 2016 AGM voting result: 52.6%

Principal Occupation: Independent Consultant and Director of several public resource companies.

Age: 55

Director Since: June 16, 2008

Shareholding: 251,700 Common Shares

DSU holding: 206,734

Share Ownership Guidelines Met, or Prescribed Deadline to Meet:    Met

Other Reporting Company Directorships:

Atico Mining Corp.

Endeavour Silver Corp.

Focus Ventures Ltd.

Radius Gold Inc.

Mario Szotlender is a co-founder of Fortuna Silver Mines Inc. He holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Mario Szotlender is a member of the Company’s Compensation and Corporate Governance & Nominating Committees.

2016 Meeting Attendance – 100%
Board 9/9	Compensation Committee 2/2	CG&N Committee 2/2

ROBERT GILMORE

Colorado, USA Director (Independent) 2016 AGM voting result: 96.6%

Principal Occupation: Certified Public Accountant; Independent Financial Consultant; Director of Eldorado Gold Corporation (mining); Director of Layne Christensen Company (drilling, water treatment & construction services and products, and natural gas producer).

Age: 65

Director Since: June 23, 2010

Shareholding: 8,000 Common Shares

DSU holding: 197,035

Share Ownership Guidelines Met, or Prescribed Deadline to Meet: Met

Other Reporting Company Directorships:

Eldorado Gold Corporation

Layne Christensen Company

Robert Gilmore is a graduate of the University of Denver with a Bachelor of Science degree in Business Administration, Accounting. Robert is a Certified Public Accountant and a Member of the Colorado Society of Certified Public Accountants and the American Institute of CPAs. Robert has more than 40 years of experience working with resource companies and currently serves as Chairman of the Board for Eldorado Gold Corp., a TSX and NYSE listed Canadian gold mining company, and as a Director of Layne Christensen Company, a NASDAQ listed US company.

Robert Gilmore is a member of the Company’s Audit and Corporate Governance & Nominating Committees.

2016 Meeting Attendance – 94%
Board 8/9	Audit Committee 6/6	CG&N Committee 2/2

DAVID FARRELL

British Columbia, Canada Director (Independent) 2016 AGM voting result: 96.6%

Principal Occupation: President of Davisa Consulting (private consulting).

Age: 48

Director Since: July 15, 2013

Shareholding: 15,000 Common Shares

DSU holding: 165,205

Share Ownership Guidelines Met, or Prescribed Deadline to Meet: Met

Other Reporting Company Directorships:

Japan Gold Corp.

Northern Vertex Mining Corp.

PMI Resources Ltd.

David is President of Davisa Consulting, a private consulting firm working with junior to mid-tier global mining companies. He has over twenty years of corporate and mining experience, and has negotiated, structured and closed more than US$25 billion worth of M&A and structured financing transactions for junior and mid-tier natural resource companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B.

David Farrell is a member of the Company’s Audit, Compensation, and Corporate Governance & Nominating Committees.

2016 Meeting Attendance – 100%
Board 9/9	Audit Committee 8/8	Compensation Committee 2/2	CG&N Committee 2/2

DAVID LAING

British Columbia, Canada Director (Independent) 2016 AGM voting result: n/a

Principal Occupation: Mining Engineer; COO of Trek Mining Inc. and predecessor, Luna Gold Corp. (mining), August 2016 to present; COO of True Gold Mining Inc. (mining), June 2015 to April 2016; COO of Quintana Resources (resource industry management), 2014 to 2015; Executive at Endeavour Mining Corporation (mining), 2010 to 2014.

Age: 61

Director Since: September 26, 2016

Shareholding: Nil

DSU holding: 7,661

Share Ownership Guidelines Met, or Prescribed Deadline to Meet:

September 26, 2021

Other Reporting Company Directorships:

Aton Resources Inc.

Northern Dynasty Minerals, Inc.

Sandspring Resources Ltd.

David Laing is a mining engineer with over 35 years of experience in the industry. He was the COO of True Gold Mining which developed a gold heap leaching operation in Burkina Faso, and COO and EVP of Quintana Resources Capital, a base metals streaming company. David was also one of the original executives of Endeavour Mining, a gold producer in West Africa. Prior to these recent roles, David held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp., and various roles at Billiton with operations in Peru, South Africa, and northern Chile. David is currently COO of Trek Mining Inc.

David Laing was a member of the Company’s Audit Committee from September 26 to December 21, 2016, and has been a member of the Company’s Compensation Committee since December 21, 2016.

2016 Meeting Attendance – 100% (of meetings since his appointment on September 26, 2016)
Board 2/2	Audit Committee 3/3

ALFREDO SILLAU

Lima, Peru Director (Independent) 2016 AGM voting result: n/a

Principal Occupation: Managing Partner, CEO and Director of Faro Capital (investment management).

Age: 50

Director Since: November 29, 2016

Shareholding: Nil

DSU holding: 6,158

Share Ownership Guidelines Met, or Prescribed Deadline to Meet:

November 29, 2021

Other Reporting Company Directorships:

Nil

Alfredo Sillau is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Alfredo actively took part in the structuring, promoting and management of investment funds with approximately US$500 million in assets under management. Alfredo is a Harvard graduate and board member of Cosapi S.A., the second largest engineering and construction firm in Peru, and of PECSA, a company that operates gas stations in Peru.

Alfredo Sillau was appointed a member of the Company’s Audit Committee on December 21, 2016.

2016 Meeting Attendance – n/a (no meetings in 2016 since his appointment on November 29, 2016)

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance. This matrix is used by the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

Skills and Experience	No. of Directors with Experience

Strategy and Leadership – Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.

7 of 7

Operations and Exploration – Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	3 of 7

Corporate Governance – Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	7 of 7

Metals and Mining – Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	6 of 7

Finance – Experience in the areas of finance, investment and/or mergers and acquisitions.	7 of 7

Human Resources – Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	6 of 7

Financial Literacy –Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	7 of 7

International Business – Experience working in a major organization that carries on business in multiple jurisdictions.	7 of 7

Spanish Language – Fluency in reading and speaking Spanish.	5 of 7

Skills and Experience	Jorge Ganoza Durant	Simon Ridgway	Mario Szotlender	Robert Gilmore	David Farrell	David Laing	Alfredo Sillau
Strategy and Leadership	✓	✓	✓	✓	✓	✓	✓
Operations and Exploration	✓					✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓
Metals and Mining	✓	✓	✓	✓	✓	✓
Finance	✓	✓	✓	✓	✓	✓	✓
Human Resources	✓		✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓	✓
International Business	✓	✓	✓	✓	✓	✓	✓
Spanish Language	✓	✓	✓			✓	✓

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company initially adopted by the Board and ratified by the shareholders in 2014, and amended by the Board in 2017, any additional director nominations by a shareholder of the Company must be received by the Company by June 5, 2017 and must be in compliance with the Advance Notice Policy. The Company will provide details of any such additional director nominations through a public announcement. A copy of the Advance Notice Policy is available for viewing the Company’s website and on SEDAR at www.sedar.com.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender a resignation to the Chairman of the Board. The Corporate Governance and Nominating Committee will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Committee or the Board. In its deliberations, the Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee’s mandate; and any other exceptional factors that the Committee considers relevant.

The Board will review the recommendation of the Corporate Governance and Nominating Committee, and determine whether to accept or reject the resignation. Within 90 days after the applicable shareholder meeting, the Company will file with the TSX and issue a news release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation). If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

A copy of the Majority Voting Policy is available for viewing the Company’s website.

Amendments to the 2015 Share Unit Plan and Approval of Unallocated Entitlements

Summary of the 2015 Share Unit Plan

A summary of the 2015 Share Unit Plan is set out herein beginning on page 22, and defined terms in this section have the respective meanings set out in such summary.

Amendment to the 2015 Share Unit Plan

At the Meeting, shareholders will be asked to vote in favour of an ordinary resolution to approve certain amendments to the 2015 Share Unit Plan which permit the Board to grant RSUs and PSUs that will be settled in Common Shares, or a mix of Common Shares and cash, rather than purely in cash. The purpose of these amendments is to better align executive compensation with the interests of the Company’s shareholders, to reduce the mark-to-market effect of cash-settled Share Units on the Company’s financial results, and to bring the terms of the Company’s Share Units in line with those granted by its peers.

If the shareholders approve the amendments to the 2015 Share Unit Plan at the Meeting, the definition of “Payout” in the 2015 Share Unit Plan will be expanded to include payouts in cash, Common Shares or a combination of Common Shares and cash, as determined by the Board. Consequential amendments will be made throughout the 2015 Share Unit Plan to accommodate the Board’s ability to determine the form of payout in respect of Share Units that are granted after the adoption of the amendments to the 2015 Share Unit Plan, and to account for the tax implications to the Company and the holders of Share Units related to the changes in the 2015 Share Unit Plan. The number of Common Shares issuable under the 2015 Share Unit Plan, as amended, will be limited to a fixed maximum percentage of 5% of the issued and outstanding Common Shares from time to time, provided that, in combination with all other security-based compensation arrangements of the Company, the aggregate number of Common Shares issuable thereunder will not exceed 10% of the issued and outstanding Common Shares from time to time (please see the summary of the 2015 Share Unit Plan beginning on page 22 for further details). The 2015 Share Unit Plan will also be modified to require shareholder approval to be obtained for certain amendments in accordance with the requirements of the TSX, including in the event of an increase in the maximum number of Common Shares issuable under the plan or an extension of the expiry date for the Share Units granted under the plan. For reference, a copy of the 2015 Share Unit Plan incorporating the proposed amendments is appended hereto as Schedule “B”.

The amendments to the 2015 Share Unit Plan have been approved by the Board and are subject to approval by the TSX and the shareholders of the Company.

Unallocated Entitlements

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under an issuer’s security-based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the post-amendment 2015 Share Unit Plan) must be approved by a majority of the issuer’s directors and by the issuer’s shareholders every three years.

Pursuant to the proposed amendments to the 2015 Share Unit Plan, the aggregate number of Common Shares reserved for issuance upon the pay out of all Share Units granted thereunder may not exceed 5% of the issued and outstanding Common Shares from time to time. The number of unallocated entitlements is calculated by subtracting (i) the number of Common Shares issuable pursuant to outstanding Share Units under the 2015 Share Unit Plan from (ii) the number calculated as 5% of the issued and outstanding Common Shares at the time.

As at the date of this Information Circular, the Company had 159,223,498 Common Shares issued and outstanding and no Common Shares issuable under existing Share Unit grants. If the amendments to the 2015 Share Unit Plan are approved by the shareholders and the TSX, there is the potential for unallocated entitlements to a maximum of 7,961,174 Common Shares under the 2015 Share Unit Plan, as amended, equal to 5% of the issued and outstanding Common Shares as at the record date of this Information Circular.

If the shareholders approve the unallocated entitlements at the Meeting, the Company will next be required to seek similar approval from the shareholders no later than July 5, 2020. If the proposed amendments to the 2015 Share Unit Plan are not approved by the shareholders at the Meeting, or the TSX, then the Company may not grant Common Shares in satisfaction of vested Share Units.

Unless otherwise directed, the management proxy nominees named in the accompanying form of proxy intend to vote the Common Shares represented thereby in respect of the Meeting “for” the approval of the amendments to the 2015 Share Unit Plan and the approval of the unallocated entitlements.

Even if the 2015 Share Unit Plan amendments are approved by the shareholders at the Meeting, the Board will have the discretion not to proceed with the amendments to the 2015 Share Unit Plan.

To be effective, the following resolution to approve the amendments to the 2015 Share Unit Plan (the “Share Unit Plan Resolution”) must be authorized and approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting:

“Resolved that:

i.

the proposed amendments to the Company’s share unit plan (the “Share Unit Plan”), as more particularly described in the Management Information Circular dated May 24, 2017, be and are hereby approved and authorized, and the amended and restated Share Unit Plan be and is hereby adopted, ratified and confirmed as the share unit plan of the Company;

ii.

the unallocated restricted share units and performance share units under the 2015 Share Unit Plan, as amended hereunder and from time to time, be and are hereby approved and authorized, and the Company will have the ability to continue granting restricted share units and performance share units thereunder until July 5, 2020; and

iii.

any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this ordinary resolution.”

Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote the same in accordance with their best judgement of such matters.

EXECUTIVE COMPENSATION

Overview

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success-proven team, and we design and oversee our compensation strategy with these goals in mind. Set out below is a brief summary of our Company’s performance in 2016, our alignment when it comes to pay for performance, and our executive compensation philosophy.

2016 Business Performance

Before setting out the highlights of 2016, it is worth noting where we’ve been and where we are going. In 2010, we produced 1.9 million ounces of silver and four thousand ounces of gold, and to date, we continue to provide year-over-year growth. The expansion of our San Jose mine in Mexico from 2,000 tpd to 3,000 tpd was completed in July 2016, on time and below budget. This expansion in capacity contributed to our increased silver and gold production in 2016, while significantly lowering our all-in sustaining costs.

Highlights of 2016 results over 2015 include:

•	Achieved Record Production. Silver production increased 11% to 7,380,217 ounces and gold production increased 17% to 46,551 ounces.

•	Expanded Production Capacity at San Jose. Expansion of throughput at San Jose in Mexico to 3,000 tpd was completed in July 2016, on time and under budget.

•	Acquired Lindero Project. The Company acquired the Lindero gold project by acquiring all of the outstanding common shares of Goldrock Mines Corp.

•	Built Strong Cash Position. Cash, cash equivalents and short-term investments increased to $123.6 million.

•	Delivered Lower Cash Cost Profile. Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, decreased 42% to $8.38.

What We Do

✓	Provide Pay for Performance

•     The ratio of the CEO’s 2016 pay-at-risk to total compensation was 69%

•     100% of the CEO’s short term incentive payout is based on performance

•     30% of the CEO’s short term incentive payout is based on corporate metrics, being return on assets and the        Company’s TSR against its peers

✓	Report details of our Pay for Performance metrics (see pages 20-26)

✓	Require minimum share ownership levels for executives and directors

✓	Require double-trigger for cash severance to NEOs upon change of control

✓	Mitigate undue risk in compensation programs

✓	Have an incentive compensation clawback policy

✓	Have an anti-hedging policy

✓	Have a trading blackout and an insider-trading policy

✓	Promote retention with equity awards that vest over three or five years

✓	Engage independent compensation consultants

✓	Promote retention and performance with equity awards that are based on performance

✓	Work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do

☒	Reprice underwater stock options
☒	Grant stock options to non-executive directors
☒	Provide guaranteed bonuses
☒	Provide tax gross-ups for perquisites

Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. We made this pay-for-performance alignment with shareholder interests even stronger by introducing a performance share unit plan in 2015. The Compensation Committee notes that total compensation for the Named Executive Officers (“NEOs”), as disclosed in the Summary Compensation Table on page 27, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of share units awarded to the CEO, Jorge Ganoza Durant, in 2016 was US$1,134,275; however, due to the three-year vesting restrictions imposed, the value of these awards at December 31, 2016 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of vesting and performance schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and continued growth in silver and gold production – with low costs—over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options and restricted and performance share units, illustrates our strong focus on pay-for-performance. In early 2015, the Compensation Committee and Board approved the creation of performance share units that further reinforces our pay-for-performance approach to ensure alignment between our executive team and our shareholders.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests, and the creation of long-term value for all stakeholders.

Compensation Governance and Overview

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete for experienced management capable of delivering superior value with both public and private, and often larger, mining companies across the Americas. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers so as to attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold. Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

•

To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, executive compensation is structured so that the “at risk” component represents a significant part of total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focussed team with corresponding pay for performance.

•	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met.

•

To align the interests of executive officers with the long-term interests of shareholders through incentives that reflect value created for shareholders and the attainment of objectives that support the realization of longer term valuation creation, and retention. This element is delivered primarily through share units granted to vest with performance and over time. Typically, our executives see the majority of their compensation in the form of long-term equity. Previous equity grants are taken into account when the granting of new share units is contemplated.

•	To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

The Company’s executives and directors are required to achieve and maintain minimum shareholding thresholds. See “Share Ownership Policy” on page 38 for more details.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Board for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the Chief Executive Officer (“CEO”) and evaluating the CEO’s performance in light thereof; CEO, Chief Financial Officer (“CFO”) and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, two of whom (including the chair) are independent. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. Mario Szotlender is not independent, was chair until March 12, 2015 and has served on the Compensation Committee since October 1, 2008. David Laing is independent and has served on the Compensation Committee since December 21, 2016. The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell, Szotlender and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. In 2014, the Committee engaged Korn/Ferry International (see “Role of Independent Third Party Compensation Advisor” below) and in 2015 and 2016 the Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

•	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

•	Providing fair and competitive compensation that provides pay for performance;

•

Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•	Available financial resources and the economic outlook affecting Fortuna’s business.

With respect to the financial year ended December 31, 2016, the Compensation Committee obtained updated reports from GGA on executive compensation matters. Based on these reports, the Committee recommended to the Board and, upon its further consideration, the Board approved keeping the amounts of 2016 base salary, target bonus percentage, and long-term equity-based incentive grants for the Company’s executives the same as 2015.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the Corporate Governance page.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

•

the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees;

•	the Compensation Committee regarding the annual objectives for the other executives officers and providing assessments of their performance relative to such objectives; and

•

the Compensation Committee regarding executive officer base salary adjustments, target annual performance-based cash incentives awards and actual payouts, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2015, the Compensation Committee engaged GGA to provide reports (the “2016 GGA Reports”) in respect of the Company’s executive compensations practices, including an overview of market practices on executive and director share ownership guidelines, a market overview of corporate governance practices, and a review of CEO and CGO executive compensation levels. These reports provided recommendations for an overall compensation strategy for 2016 that included salary, annual performance-based cash-incentives and long-term incentive awards in the form of RSUs. The Compensation Committee considered the advice contained in the 2016 GGA Reports, and GGA’s recommendations for 2016 are reflected within the executive compensation program described below.

For the financial years ended December 31, 2016 and 2015, the Company paid independent compensation advisors the following amounts:

	2016		2015
Executive Compensation-Related Fees - GGA	CAD$	18,838	CAD$	54,406
All Other Fees		Nil		Nil

Total	CAD$	18,838	CAD$	54,406

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, an annual performance-based cash incentive award, and grants of equity-based long-term incentive compensation in the form of PSUs, RSUs and stock options. During the year ended December 31, 2016, no stock options were granted. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary	Base Salaries are fixed to be competitive considering the individual, and are used as the base to determine the value of other elements of compensation.	Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan and split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and TSR which is influenced by short-term market sentiment).	At-Risk

Long-Term Equity Incentives	RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price. As these grants vest over time, they are also important for executive retention.	Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants fully align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.	At-Risk

Peer Comparator Companies—Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members. Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels for 2016, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company (principally through the expansions at San Jose) and receipt of the 2016 GGA Reports. GGA recommended the following criteria in creating our peer group: companies generally of a similar size (0.5x to 2.0x) in terms of total assets, market capitalization, and total revenue, having regard to where Fortuna expects to be on completion of current corporate initiatives; companies with both operating mines and development projects; companies with multiple operating mines; companies with similar geographic diversity and complexity; companies with primarily underground operations; and companies that produce precious metals and/or lead and zinc. Based on these factors and in discussion with GGA, it was determined that the following companies are suitable peer comparators for consideration in determining 2016 levels of senior executive compensation:

Argonaut Gold Inc.	Guyana Goldfields Inc.	Sierra Metals Inc.
Coeur Mining Inc.	Hecla Mining Company	Silver Standard Resources Inc.
Dundee Precious Metals Inc.	Klondex Mines Ltd.	Silvercorp Metals Inc.
Endeavour Silver Corp.	MAG Silver Corp.	Tahoe Resources Inc.
First Majestic Silver Corp.	Pan American Silver Corp.	Timmins Gold Corp.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Committee in the design of the key elements of compensation as follows:

•	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

•

balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also promoting an important portion of total compensation that is variable and “at-risk” for executives;

•

strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

•

Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

•

Environmental and Safety Risk. Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

•	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

•

Stock Dilution Risk (from annual issuances of long-term incentives in the form of stock options). Fortuna’s stock option plan has been limited to 12,200,000 Common Shares under option for many years. In addition, DSUs are paid in cash based on the Common Share price at the time of payout, rather than by issuing stock. Further, certain RSUs (and the PSUs granted in 2015) have been paid in cash based on the Common Share price at the time of payout, rather than by issuing stock, noting that a portion of future RSUs and PSUs are expected to be paid out in stock.

•

Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs, PSUs and stock options, and mitigating incentives to undermine value through an anti-hedging policy.

Incentive Compensation Clawback Policy

In early 2016, the Compensation Committee recommended to the Board and, upon its further consideration, the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company may be forfeit or subject to repayment if: a) the payment, grant or vesting of such compensation was based on the achievement of financial or operational results that were subsequently the subject of a restatement of financial statements issued in a prior fiscal year; (b) the Board determines that the applicable personnel member engaged in fraud, gross misconduct or gross negligence that caused, or meaningfully and directly contributed to, the restatement; (c) the amount of incentive compensation that would have been received by such personnel member would have been lower than the amount actually received had the financial results been properly reported; and (d) the Board determines that the forfeiture or repayment is in the best interest of the Company and its shareholders.

Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

2016 Executive Compensation

During the fiscal year ended December 31, 2016, the Company’s most recently fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and three most highly compensated executive officers (other than the CEO and CFO):

•	Jorge Ganoza Durant, the President (since January 23, 2006) and CEO (since August 13, 2008),

•	Luis Ganoza Durant, the CFO (since June 5, 2006),

•	Manuel Ruiz-Conejo, the Vice-President, Operations (since August 1, 2011),

•	Jose Pacora, the Vice-President, Project Development (since November 10, 2014), and

•	David Volkert, the Vice-President, Exploration (since August 8, 2016)

(herein together referred to as “NEOs”).

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. It is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO in consultation with the Compensation Committee.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed the 2016 GGA Reports in respect of executive officers base salaries for 2016. Taking into consideration the information and recommendations of the 2016 GGA Reports, the Compensation Committee recommended, and the Board approved, that the 2016 base salaries would remain the same as the 2015 levels.

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will (a) approve the bonus target and form of scorecard for each of the CEO and CFO, and will evaluate the performance of those individuals, and (b) approve the bonus target for each of the Vice Presidents. The CEO will approve the form of scorecard for each Vice President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

In 2016, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for its executive officers. These annual performance-based cash incentives include the following variables:

•	Target Levels. A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration peer comparator companies.

•

Scorecard Result. A measure of performance, based on the achievement of personal and corporate objectives during the fiscal year. Both personal and corporate objectives are defined for each executive of the Company.

Target Levels

Taking into consideration the information and recommendations of the 2016 GGA Reports, the Compensation Committee recommended, and the Board approved, that the bonus target levels for the Company’s 2016 NEO’s annual performance-based cash incentive should remain at the same competitive levels as 2015, namely:

CEO	80%
CFO	60%
VP Operations	60%
VP Project Development	120%
VP Exploration	50%

The Board and management have the discretion to vary the amount of the bonus to reflect extraordinary circumstances.

2016 Scorecards – Achievement Factors

Each NEO’s annual performance-based cash incentive includes the corporate achievement factors. Our corporate achievement factors are: (a) total shareholder return versus peers; and (b) return on assets.

Personal objectives for each of the NEOs for 2016 included the following:

CEO

Commissioning of San Jose expansion to 3,000 tpd on schedule and on budget; identification or acquisition of new projects; all-in sustaining cash cost (“AISCC”) of US$11.1/oz silver +/-10% (at by-product budget metal prices); prescribed safety matters.

CFO

External audit observations with prescribed targets; internal audit observations with prescribed targets; AISCC of US$11.1/oz silver +/-10% (at by-product budget metal prices); integrate consolidation process into ERP system; roll-out of core business technology applications to San Jose.

VP Operations

Commissioning of San Jose expansion to 3,000 tpd on schedule; achieve prescribed production of 7.0 million oz silver and 42,800 oz gold; AISCC of US$11.1/oz silver +/-10% (at by-product budget metal prices); prescribed safety matters.

VP Project Development	Commissioning of San Jose expansion to 3,000 tpd on schedule and on budget.

VP Exploration	Advance brownfields exploration targets to drill testing; identification and evaluation of new greenfields exploration growth opportunities; smooth transition of VP Exploration position.

The Compensation Committee notes that, in response to the Company’s assessment of internal controls for fiscal 2016, the 2017 scorecards for both the CEO and CFO will contain personal objectives relating to, among other things, internal and external audit observations with prescribed targets.

Annual Performance-Based Cash Incentives Awarded

The Company’s corporate objectives for 2016 were met, and based on the achievement levels of the respective personal objectives for 2016, annual performance-based cash incentives for the financial year ended December 31, 2016 were determined in May 2017 and paid to NEOs as follows:

Named Executive Officer	Annual Performance-Based Cash Incentive Amount
Jorge Ganoza Durant, President & CEO	$624,000
Luis Ganoza Durant, CFO	$94,350
Manuel Ruiz-Conejo, VP Operations	$231,000
Jose Pacora, VP Project Development	$478,500
David Volkert, VP Exploration *	$89,323

*	pro rated bonus amount reflects Mr. Volkert’s appointment as VP Exploration on August 8, 2016.

The Compensation Committee gives great deference to the Company’s pay for performance philosophy. When determining Mr. Luis Ganoza’s performance-based cash incentive bonus, the Compensation Committee considered the timing of the filing of the Company’s audited financial statements, the Company’s assessment of the effectiveness of its controls and procedures and internal control over financial reporting, and the complex circumstances surrounding these matters. The Compensation Committee also considered Mr. Ganoza’s critical role in the Company’s cost control initiatives, financing initiatives (including the successful completion of the Company’s first cross-border public offering of its Common Shares), clean audit opinion on the Company’s financial statements, financial team management, and the successful and favourable resolution of the regulatory review completed by the US Securities and Exchange Commission. Based on these factors, the Compensation Committee recommended and the Board approved a 2016 performance-based cash incentive award for Mr. Luis Ganoza of $94,350, representing 37% of his targeted cash incentive amount, with an additional $94,350 payable in calendar 2018 subject to receiving a favourable assessment regarding material weaknesses on internal control over financial reporting for fiscal 2017.

Medium- and Long-Term Incentives

Share Based Awards

Incentive stock options have been granted from time to time by the Company in order to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Common Shares. Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Upon vesting, the holder of an option is free to exercise and sell the underlying Common Shares subject to applicable securities laws. The Company does not have a policy in respect of holding or retention periods for exercised stock options. We believe that a ‘hold’ is achieved by having yearly share-based grants with vesting restrictions so that a significant number will be forfeited if the executive leaves the Company.

Incentive options have been granted annually since the establishment of the Company’s share option plan in 2011 through 2015. Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through deferred share units (“DSUs”).

Summary of the 2015 Share Unit Plan

Overview

In November 2010, the Board, on the recommendation of the Compensation Committee, established a Restricted Share Unit Plan which was amended in March 2015 to include performance share units to become the Share Unit Plan (the “2015 Share Unit Plan”). The purposes of the 2015 Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs (“Share Units”) to an eligible officer or employee (a “Grantee”) to provide appropriate equity-based compensation for the services that he or she renders to the Company.

On the recommendation of the Compensation Committee, the Board approved the granting of RSUs during the 2016 financial year to the officers and key employees of the Company which had a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting. A Grantee’s entitlement to payment of such RSUs is not subject to satisfaction of any other requirements or restrictions. An individual’s entitlement to a payout of any PSUs granted under the 2015 Share Unit Plan, however, is subject to satisfaction of both performance and vesting requirements as may be determined by the Board on the recommendation of the Compensation Committee.

Eligible Participants

Participation in the 2015 Share Unit Plan is restricted to employees and officers of the Company or an affiliate of the Company (each, an “Eligible Person”).

Transferability

The rights or interests, including Share Units, of a Grantee under the 2015 Share Unit Plan may not be assigned, transferred or alienated in any way (other than to the beneficiary or estate of a Grantee, as the case may be, upon the death of the Grantee).

Administration of the Plan

The 2015 Share Unit Plan permits the Board to grant awards of Share Units to an Eligible Person. Upon vesting, the Share Units give the Grantee a right to payment in cash in an amount equal to the fair market value of the vested Share Unit on the date of payment, less any withholding taxes. If the amendments to the 2015 Share Unit Plan are approved by the shareholders and accepted by the TSX, Share Units granted after the adoption of the amendments to the 2015 Share Unit Plan, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. For the purposes of the 2015 Share Unit Plan, “fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date.

Share Units shall expire if they have not vested prior to the expiry date of the Share Unit as established by the Board, which shall be no later than December 31 of the third calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two calendar years, the first calendar year in which the services to which the grant of such Share Units relates) were rendered. In addition, PSUs will be terminated to the extent that the performance objectives or other vesting criteria have not been met.

If a Grantee’s employment or service with the Company is terminated due to the voluntary resignation of the Grantee, then all Share Units granted to such person which have not vested prior to their resignation shall be forfeited and cancelled, and any vested Share Units credited to the Grantee’s account shall be paid out to such person as soon as practicable.

If a Grantee’s employment or service with the Company is terminated by the Company without cause, by such person for “good reason” (such as a demotion, a reduction in pay or a required relocation) or due to a disability or such person’s retirement, then: 1) such person shall be entitled to a pay out of that portion of PSUs that have vested as of the termination date, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and the termination date, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the termination date shall be paid out to such person as soon as practicable.

If a Grantee is terminated for cause, such person’s Share Units, whether vested or unvested, shall be forfeited and cancelled as of the termination date. If a Grantee’s employment or service with the Company is terminated by the Company within 12 months of the occurrence of a change of control, or such person terminates his or her employment for “good reason” within 12 months after a change of control occurs, then all outstanding Share Units which have not vested shall immediately vest and be paid out.

If a Grantee’s employment or service with the Company is terminated due to the death of such person, then: 1) such person’s beneficiaries shall be entitled to be paid out that portion of the PSUs that have vested, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and his or her date of death, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the date of his or her death shall be paid out to such person’s beneficiaries as soon as practicable. Notwithstanding the foregoing, if a Grantee’s employment or service with the Company is terminated due to his or her death while performing his or her regular duties as an officer or employee of the Company, then all outstanding Share Units which have not vested shall immediately vest and be paid out to such person’s beneficiaries.

Payment of Share Units

Share Units currently are paid out as soon as practicable after the vesting date, or such other date as may be specified in the applicable grant agreement, in a cash amount equal to the “fair market value” of the Share Units, less any applicable withholding tax. If the Share Unit Plan Resolution is passed by shareholders at the Meeting and the amendments to the 2015 Share Unit Plan are accepted by the TSX, the payout of Share Units granted after the adoption of the amendments to the 2015 Share Unit Plan may be made in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion, in an amount equal to the fair market value of the Share Units.

Dividends

Share Units are not considered to be Common Shares of the Company under the 2015 Share Unit Plan, and do not entitle a Grantee to dividends.

Fractional Entitlements

No fractional Common Shares may be issued under the 2015 Share Unit Plan, before or after the amendments described hereunder.

Amendments to the 2015 Share Unit Plan

The 2015 Share Unit Plan may be amended, suspended or terminated by the Board, in whole or in part, at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment shall, without the consent of the Eligible Persons affected by the amendment, adversely affect the rights accrued to such Eligible Persons with respect to Share Units granted prior to the date of the amendment.

Subject to the limitation described above, the Board may, without notice, at any time and from time to time, without shareholder approval, amend the 2015 Share Unit Plan or any provisions thereof in such a manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of prescribing, modifying and rescinding rules and regulations relating to the 2015 Share Unit Plan;

(b)

to correct any defect or supply any omission or reconcile any inconsistency in the 2015 Share Unit Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the 2015 Share Unit Plan;

(c)

for the purposes of determining whether and the extent to which any performance conditions or other criteria applicable to the vesting of a Share Unit have been satisfied or shall be waived or modified;

(d)

in the event of a dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of the assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise, or

(e)	to make all other determinations and take all other actions as the Board considers necessary or advisable for the implementation and administration of the 2015 Share Unit Plan.

Pursuant to the proposed amendments to the 2015 Share Unit Plan, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(a)	an increase in the maximum number of Common Shares issuable under the 2015 Share Unit Plan, as amended;

(b)	an amendment to the individuals designated as Eligible Persons under the 2015 Share Unit Plan, as amended;

(c)	an extension of the expiry date for Share Units granted under the 2015 Share Unit Plan, as amended;

(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or

(e)	an amendment to the amendment provisions contained in the 2015 Share Unit Plan, as amended.

Maximum Number of Common Shares Issued

Currently, no Common Shares have been issued or are issuable pursuant to the 2015 Share Unit Plan.

As described in this Information Circular, the Company is proposing to amend the 2015 Share Unit Plan to allow the Board to pay out Share Units granted after the adoption of the proposed amendments to the 2015 Share Unit Plan in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion. Pursuant to the proposed amendments to the 2015 Share Unit Plan, the maximum number of Common Shares available for issuance upon the vesting of Share Units, in the aggregate, will be limited to 5% of the Company’s issued and outstanding Common Shares from time to time, and in combination with all other security-based compensation arrangements of the Company (including the Company’s stock option plan), the Common Shares reserved for issuance thereunder will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders of the Company under all security-based compensation arrangements of the Company, including the Company’s stock option plan, at any time will not exceed 10% of the issued and outstanding Common Shares, and the number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable to any one individual, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, including the Company’s stock option plan, shall not exceed 2% of the total number of issued and outstanding Common Shares from time to time.

As at the record date of this Information Circular, there were no Common Shares issuable pursuant to the exercise of Share Units. Upon adoption of the amendments to the 2015 Share Unit Plan, the maximum amount of Common Shares issuable upon the payout of Share Units granted thereunder will be 7,961,174, representing 5% of the issued and outstanding Common Shares at that time.

Special Retention PSUs

In early 2015, the Compensation Committee engaged GGA to review Fortuna’s compensation philosophy to evaluate its relevance compared to Fortuna’s aggressive business strategy, evaluate and develop an updated peer group, review and analyse both the short-term and long-term incentive plan designs, review analyse and stress test the executive compensation program for the top five executive officers against the compensation philosophy, and provide recommendations for 2015 compensation. GGA also reviewed and designed a special retention incentive. Fortuna received a report in respect of the Company’s executive compensation practices that recommended an overall compensation strategy for 2015 that included salary, annual performance-based cash-incentives and long-term incentive awards in the form of PSUs, RSUs and stock options (the “2015 GGA Report”).

In particular, the Compensation Committee reviewed the opportunity to mitigate retention risks through a grant of special retention PSUs (the “Special Retention PSUs”) to be granted under the 2015 Share Unit Plan to certain NEOs whom the Compensation Committee considered critical to be retained during – and after—the execution of the Company’s current unprecedented growth opportunity, namely the expansion of the San Jose mine to 3,000 tpd. The 2015 GGA Report analysed and recommended the granting of the Special Retention PSUs to certain NEOs under stringent performance metrics. Taking into consideration the Company’s and executives’ exceptional performance in 2014, the critical need to retain our proven executive team, and the information and recommendations of the 2015 GGA Report, the Compensation Committee recommended in 2015, and the Board approved in 2015, the following grants of Special Retention PSUs under the 2015 Share Unit Plan to the following NEOs, subject to the performance and vesting metrics set out below:

NEO	No. of Special Retention PSUs
Jorge Ganoza Durant, President & CEO	758,255
Luis Ganoza Durant, CFO	172,270
Manuel Ruiz-Conejo, VP Operations	176,394

The Special Retention PSUs have the following performance and vesting metrics and their payout shall be capped at two times the grant-date dollar amount of the payout:

Vesting/Payout Date	Amount Vested	Performance Goal
12 months from grant	20%	Dry stack tailings project is within prescribed target of budget and completion schedule. (VESTED AND PAID)
24 months from grant	30%	San Jose expansion to 3,000 tpd is within prescribed target of budget and completion schedule. (VESTED AND PAID)
36 months from grant	50%	Production in 2017 is within prescribed target of silver and gold ounces.

The Compensation Committee and the Board believe that the dual performance and vesting schedules of the Special Retention PSUs will be critical components in retaining our key executives through not only the construction and commissioning phase, but also an operating phase that is expected to last approximately 18 months beyond the scheduled completion of the San Jose expansion.

To date, the only PSUs outstanding are the Special Retention PSUs.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in Common Shares on December 31, 2011 with the cumulative total return of the S&P / TSX Composite Index. The performance of the Company’s Common Shares set out below does not necessarily reflect future price performance, including the significant share price increase in early 2016.

	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Fortuna	$100	$74	$55	$94	$56	$136
S&P / TSX	$100	$104	$114	$122	$109	$128

The Company has experienced significant and steady growth over the past five years, evolving to its current position as a precious metals producer with two operating mines, and the Lindero gold project in Argentina currently under pre-construction review, and compensation to executive officers has increased accordingly. The global economic downturn in 2012 had a dramatic negative impact on the financial markets and commodity prices in particular, resulting in a significant downturn in share prices for most exploration companies and precious metal producers which persisted until mid-2016. Despite these negative market conditions, the Company’s operations have continued to grow during the past five years (notably, the San Jose expansion to 3,000 tpd), and compensation levels generally reflect this positive business performance. In order to support the Company’s goal of managing costs during fluctuating market conditions, however, management compensation for 2014 was set at the same levels as for 2013, and 2016 levels were unchanged from 2015.

Executive compensation levels for 2017 are also unchanged from 2015 levels despite the continued growth of the Company’s business, including the acquisition in 2016 of the Lindero project.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2016, 2015 and 2014 (all amounts shown in US$):

Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards (2)(3)	Non-Equity Annual Incentive Plan Compensation		All Other Compensation (5)(6)(7)	Total Compensation
					Annual Incentive Plans (4)	Long- term Incentive Plans
Jorge Ganoza Durant	2016	$600,000	$1,134,275	N/A	$624,000	Nil	$209,359	$2,567,634
CEO	2015	$600,000	$1,995,000	$570,000	$504,000	Nil	$26,505	$3,695,505
	2014	$520,000	$403,813	$403,813	$496,480	Nil	$54,222	$1,878,328
Luis Ganoza Durant	2016	$370,000	$515,399	N/A	$94,350	Nil	$109,643	$1,089,392
CFO	2015	$370,000	$582,750	$259,000	$205,350	Nil	$13,384	$1,430,484
	2014	$300,000	$203,717	$203,717	$195,000	Nil	$15,658	$918,092
Manuel Ruiz-Conejo	2016	$350,000	$439,780	N/A	$231,000	Nil	$102,213	$1,122,993
VP, Operations	2015	$350,000	$552,500	$221,000	$204,750	Nil	$17,763	$1,346,013
	2014	$300,000	$178,728	$178,728	$207,000	Nil	$18,321	$882,777
Jose Pacora (8)	2016	$275,000	$333,318	N/A	$478,500	Nil	$52,781	$1,139,599
VP, Project	2015	$275,000	$68,750	$68,750	$381,150	Nil	$7,000	$800,650
Development	2014	$250,000	$108,649	N/A	$102,000	Nil	Nil	$460,649
David Volkert (9)	2016	$102,097	$133,443	N/A	$89,323	Nil	$2,123	$326,986
VP, Exploration	2015	N/A
	2014	N/A

Notes:

(1)

The 2016 amounts represent the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s Common Shares of CAD$4.80. The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2016 and based on the year-end market price of the Company’s Common Shares of US$5.65 (CAD$7.59). The accounting fair values are $2,373,091 for Jorge Ganoza Durant, $692,027 for Luis Ganoza Durant, $593,787 for Manuel Ruiz-Conejo, $347,899 for Jose Pacora, and $17,156 for David Volkert. All amounts were calculated in CAD$ and translated to US$ at the 2016 year-end exchange rate of CAD$1.00 = US$0.7448.

The 2015 amounts represent the grant date fair market value of RSUs and PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s Common Shares of CAD$4.79. The accounting fair value is calculated using the pro-rated portion of the RSU or PSU deemed to have vested (but not actually vested) as at December 31, 2015 and based on the year-end market price of the Company’s Common Shares of US$2.24 (CAD$3.11). The accounting fair values are $878,308 for Jorge Ganoza Durant, $232,803 for Luis Ganoza Durant, $227,025 for Manuel Ruiz-Conejo, and $17,656 for Jose Pacora. All amounts were calculated in CAD$ and translated to US$ at the 2015 year-end exchange rate of CAD$1.00 = US$0.72088.

The 2014 amounts represent the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s Common Shares of CAD$4.30. The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2014 and based on the year-end market price of the Company’s Common Shares of CAD$5.28. The accounting fair values are $182,486 for Jorge Ganoza Durant, $92,062 for Luis Ganoza Durant, $80,769 for Manuel Ruiz-Conejo, and $49,099 for Jose Pacora. All amounts were calculated in CAD$ and translated to US$ at the 2014 year-end exchange rate of CAD$1.00 = US$0.85992.

(2)

Amounts represent the fair value of the options granted which was estimated using the Black-Scholes option pricing model consistent with the accounting values used in the Company’s financial statements, with the following assumptions: for 2015: risk-free interest rate of 0.45%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 5.25%, and a volatility factor of 61.22%; for 2014: risk-free interest rate of 1.19%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 4.15%, and a volatility factor of 59.29%. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

(3)

The accounting fair values of the options were calculated as follows: for 2015, calculated in CAD$ and translated to US$ at the 2015 year average exchange rate of CAD$1.00 = US$.78204; for 2014, calculated in CAD$ and translated to US$ at the 2014 year average exchange rate of CAD$1.00 = US$90541.

(4)

Amounts represent bonuses earned for the applicable year. Mr. Luis Ganoza was also granted a conditional amount under the annual incentive plan of $94,350, which may be paid in 2018 if the Company receives a favourable internal controls assessment regarding material weaknesses for fiscal 2017.

(5)

For 2016, health and life insurance premiums paid on behalf of all NEOs; and where the sum of a RSU and PSU, as applicable, payout made in 2016 and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount is included ($187,586 for Jorge Ganoza Durant, $94,634 for Luis Ganoza Durant, $83,024 for Manuel Ruiz-Conejo, and $50,471 for Jose Pacora).

(6)

For 2015, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $8,500. Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

(7)	For 2014, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $35,000.
(8)	Was appointed an executive officer on November 10, 2014.
(9)	Was appointed an executive officer on August 8, 2016.

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and share units held by NEOs as at December 31, 2016 (all amounts shown in US$):

	OPTION BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The-Money Options (1)(2)	Value Vested During the Year (3)	Market Value of Share Units Vested During the Year (4)	Market Value of Vested Share Units Not Paid Out (5)	No. of Share Units Not Vested	Market Value of Share Units Not Vested (5)
Jorge Ganoza Durant	122,000	$0.63	Oct. 5, 2018	$612,064	N/A	$1,201,865	$879,558	1,097,062	$6,198,400
	73,869	$3.20	Mar. 23, 2017	$180,784	$134,485
	191,663	$3.57	Mar. 18, 2020	$399,121	$191,663

	387,532			$1,191,969	$326,148
Luis Ganoza Durant	174,178	$3.57	Mar. 18, 2020	$362,710	$87,089	$499,189	N/A	363,271	$2,052,481
Manuel Ruiz-Conejo	148,623	$3.57	Mar. 18, 2020	$309,494	$74,312	$401,753	N/A	334,121	$1,887,784
Jose Pacora	49,084	$4.97	Feb. 20, 2017	$33,484	N/A	$147,327	N/A	107,189	$605,618
	46,234	$3.57	Mar. 18, 2020	$96,278	$23,117

	95,318			$129,762	$23,117
David Volkert	N/A					N/A	N/A	N/A	$84,710

Notes:

(1)

All option-based awards and share-based awards are made in CAD$. The option exercise price, and values of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2016 of CAD$1.00 = US$0.7448.

(2)	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange at December 31, 2016 of US$5.65 (CAD$7.59) less the exercise price of in-the-money stock options.
(3)

The value of options vested during the year is converted to US$ based on the 2016 year average exchange rate of CAD$1.00 = US$0.7545, and is based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange at the respective dates of vesting (March 19, 2016 was US$3.86 (CAD$5.11); and March 24, 2016 of US$3.76 (CAD$4.99)).

(4)

The value of share units vested during the year is converted to US$ based on the 2016 year average exchange rate of CAD$1.00 = US$0.7545, and is based on the average closing price of the Company’s Common Shares on the Toronto Stock Exchange for the five days preceding the respective dates of vesting (March 19, 2016 was US$3.82 (CAD$5.06; March 24, 2016 was US$3.89 (CAD$5.15);) and May 30, 2016 was US$5.67 (CAD$7.51)), times the number of share units.

(5)

The values of vested share units not yet paid out, and share units not vested have been converted to US$ based on the exchange rate at December 31, 2016 of CAD$1.00 = US$0.7448, and the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2016 of US$5.65 (CAD$7.59) times the number of share units.

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.

Effective January 1, 2015, the Company entered into amended and restated employment agreements with its current NEOs. The agreements were amended to reflect that on termination without cause, any outstanding stock options or RSUs which were awarded on or after January 1, 2015 will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. Any previously granted stock options or RSUs will continue to vest fully on termination without cause. PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Jorge Ganoza Durant in 2016 an annual base salary of US$600,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2016, Mr. Ganoza had been terminated without cause, US$3,593,862 would have been payable to him (comprised of US$1,200,000 for 2x annual base salary and US$2,393,862 for payout of vested RSUs). If a change of control of the Company had occurred, US$10,317,958 would have been payable to him (comprised of US$1,800,000 for 3x annual base salary, US$1,440,000 for 3x an assumed 80% bonus, and US$7,077,958 for payout of vested RSUs and PSUs).

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Luis Ganoza Durant in 2016 an annual base salary of US$370,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2016, Mr. Ganoza had been terminated without cause, US$1,257,758 would have been payable to him (comprised of US$555,000 for 1.5x annual base salary and US$702,758 for payout of vested RSUs). If a change of control of the Company had occurred, US$3,236,481 would have been payable to him (comprised of US$740,000 for 2x annual base salary, US$444,000 for 2x an assumed 60% bonus, and US$2,052,481 for payout of vested RSUs and PSUs).

Manuel Ruiz-Conejo, Vice-President, Operations

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Manuel Ruiz-Conejo in 2016 an annual base salary of US$350,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ruiz-Conejo will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Ruiz-Conejo chooses to terminate his contract, he is required give three months’ notice to the Company.

If, on December 31, 2016, Mr. Ruiz-Conejo had been terminated without cause, US$953,207 would have been payable to him (comprised of US$350,000 for 1x annual base salary, and US$603,207 for payout of vested RSUs). If a change of control of the Company had occurred, US$2,797,784 would have been payable to him (comprised of US$700,000 for 2x annual base salary, US$210,000 for 1x an assumed 60% bonus, and US$1,887,784 for payout of vested RSUs and PSUs).

Jose Pacora, Vice-President, Project Development

Pursuant to an employment agreement dated effective January 1, 2015, as amended June 1, 2015, the Company paid to Jose Pacora in 2016 an annual base salary of CAD$275,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Pacora will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Pacora chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2016, Mr. Pacora had been terminated without cause, US$628,631 would have been payable to him (US$275,000 for 1x annual base salary, and US$353,631 for payout of vested RSUs). If a change of control of the Company had occurred, US$1,568,294 would have been payable to him (comprised of US$550,000 for 2x base salary, US$330,000 for 1x an assumed 120% bonus, and US$688,294 for payout of vested RSUs).

David Volkert, Vice-President, Exploration

Pursuant to an employment agreement dated effective August 8, 2016, the Company agreed to pay to David Volkert an annual base salary of CAD$350,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Volkert will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Volkert chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2016, Mr. Volkert had been terminated without cause, CAD$373,035 would have been payable to him (CAD$350,000 for 1x annual base salary, and CAD$23,035 for payout of vested RSUs). If a change of control of the Company had occurred, CAD$988,797 would have been payable to him (comprised of CAD$700,000 for 2x base salary, CAD$175,000 for 1x an assumed 50% bonus, CAD$113,797 for payout of vested RSUs).

Compensation to Directors

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued Common Shares in the Company outstanding from time to time.

Retainer Fees

The Board, on the recommendation of the Compensation Committee, approved for 2016 the following directors’ fees which had not been changed from 2011 levels:

Board Member annual retainer	US$	30,000
Plus, as applicable:
Chairman of the Board annual retainer	US$	75,000
Audit Committee Chair annual retainer	US$	10,000
Other Committee Chair annual retainer	US$	5,000
For each Board meeting attended	US$	1,000
For each Audit Committee meeting attended	US$	1,500
For each other Committee meeting attended	US$	1,000

Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2016 (all amounts shown in US$):

Name	Director Fees Earned	Share- based Awards(1)	Option- based Awards	All Other Compensation		Total Compensation
Simon Ridgway	$115,000	$111,720	N/A	$70,575	(2)(4)	$301,510
Mario Szotlender	$47,000	$111,720	N/A	$60,682	(3)(4)	$233,510
Robert Gilmore	$60,000	$111,720	N/A	Nil		$171,720
David Farrell	$57,500	$111,720	N/A	Nil		$169,220
Michael Iverson(5)	$32,250	$111,720	N/A	$1,120,093	(6)	$1,264,063
Thomas Kelly(7)	$46,750	$111,720	N/A	$601,038	(8)	$759,508
David Laing(9)	$625	$55,861	N/A	Nil		$56,486
Alfredo Sillau(10)	Nil	$37,242	N/A	Nil		$37,242

Notes:

(1)

The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s Common Shares of CAD$4.79 for Messrs. Ridgway, Szotlender, Gilmore, Farrell, Iverson and Kelly; CAD$9.79 for David Laing; and CAD$8.12 for Alfredo Sillau. The accounting fair value is calculated using the vested portion of the DSU as at December 31, 2016 and based on the year-end market price of the Company’s Common Shares of US$5.65 (CAD$7.59). The accounting fair values of the DSUs are $176,657 for each of Messrs. Ridgway, Szotlender, Gilmore and David Farrell; CAD$43,308 for David Laing; and CAD$46,739 for Alfredo Sillau. All amounts were calculated in CAD$ and translated to US$ at the 2016 year end exchange rate of CAD$1.00 = US$0.7448.

(2)	For corporate development and financial advisory services provided by a company controlled by Simon Ridgway. The total amount paid was CAD$90,000.
(3)	For corporate development and financial advisory services provided by Mario Szotlender. The total amount paid was CAD$78,185.
(4)	The payments were made monthly in CAD$ and were converted to US$ and recorded on the Company’s books using the applicable monthly exchange rate.
(5)	Mr. Iverson resigned as a director on June 16, 2016.
(6)	Amount of DSUs paid out in cash upon resignation as a director.
(7)	Mr. Kelly resigned as a director on August 9, 2016.
(8)	Amount of first installment of DSUs paid out in cash in 2016 upon resignation as a director. The balance of DSUs paid out in the amount of $901,566 was paid in January 2017.
(9)	Mr. Laing was appointed as a director on September 26, 2016.
(10)	Mr. Sillau was appointed as a director on November 29, 2016.

Option-Based and Share-Based Awards to the Directors

As at December 31, 2016, there were no DSUs that had not vested. The following table sets forth the details of incentive stock options to purchase Common Shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2016 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The-Money Options	Market Value of DSUs Vested During the Year (1)(2)(4)	Market Value of Vested DSUs Not Paid Out (3)(4)	No. of DSUs Not Vested (4)	Market Value of DSUs Not Vested (4)
Simon Ridgway	Nil	N/A	N/A	N/A	N/A	$111,875	$1,696,571	N/A	N/A
Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$111,875	$1,168,047	N/A	N/A
Robert Gilmore	Nil	N/A	N/A	N/A	N/A	$111,875	$1,113,248	N/A	N/A
David Farrell	Nil	N/A	N/A	N/A	N/A	$111,875	$933,408	N/A	N/A
David Laing	Nil	N/A	N/A	N/A	N/A	$55,849	$43,285	N/A	N/A
Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$37,256	$34,793	N/A	N/A

Notes:

(1)	All share-based awards are made in CAD$.
(2)

The market value of DSUs vested during the year is converted to US$ using the 2016 year average exchange rate of CAD$1.00 = US$0.7545, and is calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange one day prior to the date of vesting, which was US$3.58 (CAD$4.80) for Messrs. Ridgway, Szotlender, Gilmore and Farrell; US$7.29 (CAD$9.79) for Mr. Laing; and US$6.05 (CAD$8.12) for Mr. Sillau.

(3)

The value of vested DSUs not yet paid out has been converted to US$ using the exchange rate at December 31, 2016 of CAD$1.00 = US$0.7448, and calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2016 of US$5.65 (CAD$7.59).

(4)	All DSUs were fully vested upon granting but are not realizable until termination.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Share Option Plan (the “Option Plan”) which was approved by the shareholders on May 26, 2011. The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. On April 21, 2015, the Board approved certain amendments to the Option Plan, which are set out in an Amended and Restated Stock Option Plan dated effective March 1, 2015 (the “Amended Plan”). The Amended Plan contains a number of minor or technical modifications, as well as several amendments to the termination provisions set out in the Option Plan, as described below.

All options granted by the Company prior to the date of the Amended Plan shall continue to be governed by the terms and conditions set forth in the version of the Company’s stock option plan in effect at the time of the grant of such option. The aggregate number of Common Shares of the Company issuable pursuant to the Option Plan and Amended Plan may not exceed 12,200,000 Common Shares.

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2016:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))
Equity Compensation Plan Approved by Shareholders	844,993	$4.19	2,840,599
Equity Compensation Plans Not Approved by Shareholders	N/A	N/A	N/A

Total:	844,933	$4.19	2,840,599

The Amended Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s Common Shares and to provide them with a significant incentive to continue and increase their efforts in advancing the Company’s operations. The material terms of the Amended Plan are summarized as follows:

1.	options may be granted under the Amended Plan to such directors, officers, employees and service providers of the Company or its subsidiaries as the Board may from time to time designate;

2.

the Amended Plan reserves a maximum of 12,200,000 Common Shares for issuance on exercise of options (which equalled 9.92% of the current issued capital of the Company when the Option Plan was established);

3.

the Company currently has options outstanding to purchase 711,933 Common Shares (0.45% of the Company’s current issued share capital) and as a result of option exercises and cancellations since the Option Plan was established, the total number of Common Shares underlying options that are currently available for future grants is 2,840,599 (1.78% of the Company’s current issued share capital);

4.	the number of options granted to independent Directors in any 12 month period cannot exceed 1% of the Company’s total issued and outstanding securities;

5.

the number of Common Shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless the Company has obtained disinterested shareholder approval;

6.

the number of the Company’s Common Shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Amended Plan, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding securities, respectively;

7.

the minimum exercise price of an option shall not be less than the closing price of the Company’s Common Shares as traded on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the Common Shares are not listed on the Toronto Stock Exchange at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the Common Shares are not listed for trading on any other stock exchange, the fair market value of the Common Shares as determined by the Board;

8.	the exercise price of an option may not subsequently be reduced;

9.

options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;

10.	options are non-assignable and non-transferable;

11.

unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

12.

unless otherwise determined by the Board, if an optionee’s employment or service with the Company is terminated by the Company without cause, by the optionee for “Good Reason” (as defined in the Amended Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;

13.

unless otherwise determined by the Board, where an optionee’s employment is terminated by the Company within 12 months after a change of control of the Company, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of the Company of its subsidiaries, then all of his or her outstanding options shall immediately vest;

14.

the Amended Plan contains a provision that allows the Board to amend the Amended Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Amended Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Amended Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Amended Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Amended Plan; to add a cashless exercise feature to the Amended Plan; and to extend the term of any option previously granted under the Amended Plan. However, shareholder approval shall be obtained to any amendment to the Amended Plan that results in an increase in the number of Common Shares issuable pursuant to the Amended Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Amended Plan;

15.

there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization; and

16.

the Company may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that the Company will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110, the Company’s Annual Information Form dated May 12, 2017 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters. A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF. The AIF is available for viewing at www.sedar.com.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101, “Disclosure of Corporate Governance Practices”, the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

A majority of the Board is independent. The Board considers Robert Gilmore, David Farrell, David Laing and Alfredo Sillau to be “independent” according to the definition set out in NI 58-101. Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company. Messrs. Ridgway and Szotlender are not independent as they are paid consulting fees by the Company.

Although the Chairman of the Board is not considered independent, the independent Directors believe that their majority on the Board and its committees, their knowledge of the Company’s business, and their independence are sufficient to facilitate the functioning of the Board independently of management. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if they deem it appropriate, the independent directors may meet in camera.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer. The mandate of the Board is set out in Schedule “A” to this Information Circular. The Company also has written position descriptions for the Chairs of the Board Committees.

The quorum for meetings of the Board and its Committees is a majority of the directors or Committee members, as applicable.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which has been filed on SEDAR at www.sedar.com. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and reassurance that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a Whistle-Blower Policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties. Complaints may be reported to a manager or supervisor, or through the Company’s whistle-blower website: http://fortuna.ethicspoint.com. Reports are reviewed by the Company’s Audit Committee.

Corporate Governance and Nominating Committee

The Company’s Corporate Governance and Nominating Committee (the “CG&N Committee”) consists of Mario Szotlender (Chair), Robert Gilmore and David Farrell, the majority of whom are independent directors. While the CG&N Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company. Under the supervision of the Board, this Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess, and considering the appropriate size of the Board.

Compensation Committee

The Company’s Compensation Committee consists of David Farrell (Chair), Mario Szotlender and David Laing, the majority of whom are independent directors. Mr. Farrell was appointed Chair of the Compensation Committee in the place of Mr. Szotlender on May 12, 2015, and Mr. Laing was appointed to the Compensation Committee on December 21, 2016. While the Compensation Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the Committee independently of management of the Company. The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors. This Committee approves the corporate goals relevant to the CEO’s compensation and evaluates the CEO’s performance in light thereof. It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options, deferred share unit plans, and share unit plans.

Board and Committee Assessments

The CG&N Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors. Each Committee conducts an annual assessment of the effectiveness of the Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members. The questionnaires include, as applicable, a Board appraisal, an evaluation of each director’s performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair. The Committees then report the results of their reviews to the Board.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in early 2016 a Share Ownership Policy in order to set out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

The CEO is required to own Common Shares of the Company having a value equal to three times the gross amount of his annual base salary, and each of the CFO and Vice-Presidents must own Common Shares having a value equal to one times the gross amount of his annual base salary. Non-executive directors are required to own Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer.

Diversity

The Board adopted in early 2015 a Diversity Policy which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work. We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions. Fortuna does not condone engagement in actions that would violate any anti-discrimination, equal employment or other laws and regulations.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;

•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors company performance in meeting the standards outlined in the Diversity Policy. In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates. See “Director Tenure and Skills” below.

The Company does not support the adoption of quotas to support its Diversity Policy and therefore does not generally consider the level of representation of women on the Board or in executive officer positions when identifying and nominating director and officer candidates for election or appointment. For the same reason, the Company has not adopted a target number or percentage of women for representation on the Board or in its executive officer positions. The Board and management, however, actively consider all qualified female and diverse candidates in the selection criteria for all positions throughout the Company.

The Company does not currently have any directors or executive officers who are women.

Director Tenure and Skills

There are no term limits for directors and the Company does not have a retirement policy for directors. The Board of Directors believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy scepticism when assessing management and its recommendations. The Board has a formal assessment process that evaluates the performance of the Board of Directors and its committees and the skills and contribution of each director. The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst board members.

Such limits create a risk of excluding experienced and valuable board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders. The Board believes that other mechanisms of ensuring board renewal, such as the Company’s formal assessment program, are adequate for ensuring that the Company maintains a high performing Board of Directors.

See page 9 herein for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company’s directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2016 which has materially affected or would materially affect the Company or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com. Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2016, and its annual information form dated May 12, 2017. Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President & Chief Executive Officer

SCHEDULE “A”

BOARD MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies. The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company’s constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business. The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company. The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

c.	Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky. Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company’s policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.	Disclosure Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Company’s internal control and management information systems contribute to the effectiveness of the Board and the Company. The Board, through its audit committee, oversees and monitors internal control and management information systems.

g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.	Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board’s duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

A-2

SCHEDULE “B”

AMENDED 2015 SHARE UNIT PLAN

FORTUNA SILVER MINES INC.

AMENDED AND RESTATED SHARE UNIT PLAN

May 24, 2017

ARTICLE 1

INTERPRETATION

1.1	Purpose

The purposes of the Plan are:

(a)	to promote a further alignment of interests between officers and employees and the shareholders of the Corporation;

(b)	to associate a portion of officers’ and employees’ compensation with the returns achieved for shareholders of the Corporation over the medium term; and

(c)	to attract and retain officers and employees with the knowledge, experience and expertise required by the Corporation.

1.2	Definitions

Whenever used in this Plan, the following words and terms have the respective meanings set out below unless the context otherwise requires:

(a)	“Account” has the meaning ascribed thereto in Section 4.3;

(b)	“Affiliate” has the meaning ascribed to that term in the Securities Act (British Columbia);

(c)

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and the rules of any stock exchange upon which the Shares are listed;

(d)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 2.2(b);

(e)

“Beneficiary” means, subject to Applicable Law, an individual who has been designated by an Eligible Participant, in such form and manner as the Board may determine, to receive benefits payable under the Plan upon the death of the Eligible Participant, or, where no such designation is validly in effect at the time of death, or where the designated individual does not survive the Eligible Participant, the Eligible Participant’s legal representative;

(f)	“Board” means the board of directors of the Corporation or, if established and duly authorized to act with respect to this Plan, any committee of the board of directors of the Corporation;

(g)	“Cause” in respect of an Eligible Participant means:

(i)

the Eligible Participant committing theft, embezzlement, fraud, obtaining funds or property under false pretences or similar acts of gross misconduct with respect to the property of the Corporation or its employees or the Corporation’s customers or suppliers;

(ii)	the Eligible Participant entering into a guilty plea or being convicted of any crime involving fraud, misrepresentation, breach of trust or indictable offence or

(iii)	any other act that would constitute just cause according to Applicable Law;

except that if, at the time of such Eligible Participant’s Termination Date, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “cause” or a similar term, the term “cause” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(h)	“Cease Trade Date” has the meaning ascribed thereto in Section 6.9(e);

(i)	“Change of Control” will mean the occurrence of any of the following events:

(i)

the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Corporation by a person or group of persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by persons who are or who are controlled by, the existing shareholders of the Corporation;

(ii)	a change in the composition of the Board which results in the majority of the directors of the Corporation not being individuals nominated by the Corporation’s then incumbent directors, or

(iii)

a merger or amalgamation of the voting shares of the Corporation where the voting shares of the resulting merged or amalgamated company are owned or controlled by shareholders of whom more than 50% are not the same as the shareholders of the Corporation immediately prior to the merger.

Notwithstanding the foregoing, if, at the time of a Change of Control, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “Change of Control” or a similar term, the term “Change of Control” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(j)	“Code” means the United States Internal Revenue Code, as amended from time to time;

(k)

“Corporation” means Fortuna Silver Mines Inc. and includes any successor corporation thereof, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board;

(l)

“Disability” means the Eligible Participant’s physical or mental incapacity that prevents such Eligible Participant from substantially fulfilling his or her duties and responsibilities on behalf of the Corporation or, if applicable, an Affiliate of the Corporation, and in respect of which the Eligible Participant commences receiving, or is eligible to receive, disability benefits under the Corporation’s or an Affiliate’s short-term or long-term disability plan; except that if, at any relevant time, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “disability” or a similar term, the term “disability” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(m)	“Effective Date” has the meaning ascribed thereto in Section 1.4;

(n)	“Eligible Participant” has the meaning ascribed thereto in Section 3.1(a);

(o)

“Expiry Date” means, with respect to a Grant of Share Units, the date specified in a Grant Agreement, if any, as the date on which the Share Unit will be terminated and cancelled or, if later or no such date is specified in the Grant Agreement, December 31 of the third (3rd) calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two (2) calendar years, the first (1st) calendar year in which the services to which the grant of such Share Units relates) were rendered;

(p)

“Fair Market Value” means, with respect to any particular date, the average closing price for a Share on the Stock Exchange on the five (5) Trading Days immediately prior to that date or, in the event of a Cease Trade Date, such other value as may be determined pursuant to Section 6.9;

(q)	“Good Reason” means one or more of the following changes in the circumstances of the Eligible Participant’s employment without the Eligible Participant’s express written consent:

(i)	a reduction or diminution in the level of authority, responsibility, title or reporting relationship of the Executive;

(ii)	a reduction in the Eligible Participant’s base salary or percentage of target annual bonus; or

(iii)	a requirement by the Board that the Eligible Participant’s position and office be based and located in another geographic location.

(r)	“Grant” means a grant of Share Units made pursuant to Section 4.1;

(s)

“Grant Agreement” means an agreement between the Corporation and an Eligible Participant under which a Share Unit is granted, as contemplated by Section 4.2, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan;

(t)	“Grant Date” means the effective date of a Grant;

(u)	“Insider” has the meaning provided for purposes of the Stock Exchange relating to Security Based Compensation Arrangements;

(v)	“Payment Date” means, in respect of a Grant of Share Units, the Vesting Date or such other date as may be specified in the applicable Grant Agreement pursuant to Section 4.1(c);

(w)

“Payout” means a payout of Vested Share Units in cash, Shares or a combination of cash and Shares, as determined by the Board, in an amount equal to the Fair Market Value of the Vested Share Unit on the Payment Date;

(x)	“Performance Period” means, with respect to PSUs, the period specified by the Board for achievement of any applicable Performance Conditions as a condition to Vesting;

(y)

“Performance Conditions” means such financial, personal, operational or transaction-based performance criteria as may be determined by the Board in respect of a Grant to any Eligible Participant and set out in a Grant Agreement. Performance Conditions may apply to the Corporation, or a subsidiary or Affiliate of the Corporation, either individually, or in any combination, and may be measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise;

(z)

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, governmental regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(aa)	“Plan” means this Fortuna Silver Mines Inc. Amended and Restated Share Unit Plan including any Grant Agreement and all Schedules hereto, as amended from time to time in accordance with the terms;

(bb)

“PSU” means a right, granted to an Eligible Participant in accordance with Section 4.1, to receive a Payout, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board;

(cc)

“RSU” means a right granted to an Eligible Participant in accordance with Section 4.1, to receive a Payout, that generally becomes Vested, if at all, following a period of continuous employment of the Eligible Participant with the Corporation or an Affiliate of the Corporation;

(dd)

“Retirement” means the Eligible Participant’s retirement from the Corporation or an Affiliate, as applicable, following a period of service of at least two years, provided that such retirement is accepted by the Corporation or Affiliate pursuant to a letter from the Corporation or Affiliate granting the Eligible Participant retirement status and confirming the Eligible Participant’s date of retirement;

(ee)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(ff)

“Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

(gg)	“Share Unit” means either an RSU or a PSU, as the context requires;

(hh)

“Stock Exchange” means The Toronto Stock Exchange, or if the Shares are not listed on The Toronto Stock Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

(ii)

“Termination Date” means, in respect of an Eligible Participant, the date that the Eligible Participant ceases to be actively employed by the Corporation or an Affiliate of the Corporation for any reason which, for purposes of the Plan, specifically does not mean the date on which any statutory or common law severance period or any period of reasonable notice that the Corporation or an Affiliate may be required at Applicable Law to provide to the Eligible Participant, would expire. The Board will have sole discretion to determine whether an Eligible Participant has ceased active employment and the effective date on which the Eligible Participant ceased active employment. An Eligible Participant will not be deemed to have ceased to be an employee of the Corporation or an Affiliate in the case of:

(i)	a transfer of his or her employment between the Corporation and an Affiliate of the Corporation or a transfer of employment between Affiliates, as applicable;

(ii)	sick leave; or

(iii)

any other leave of absence approved by the Corporation or an Affiliate of the Corporation, as applicable, in respect of which the Eligible Participant is guaranteed reemployment by contract or statute upon expiration of such leave, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence.

(jj)

“Time Vesting Criteria” shall mean such time-based criteria as may be determined by the Board in respect of any Eligible Participant or Eligible Participants as may be specified by the Board in its sole discretion;

(kk)	“Trading Day” means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded;

(ll)

“U.S. Taxpayer” means an Eligible Participant for whom the Share Units or amounts payable or provided under this Plan are subject to United States federal income taxation under the Code. Special rules applicable to U.S. Taxpayers are contained in Schedule “C”, which is attached hereto and incorporated by reference;

(mm)	“Vested Share Units” means Share Units that have Vested in accordance with the terms of this Plan and/or the terms of any applicable Grant Agreement;

(nn)

“Vested” means the applicable Time Vesting Criteria, Performance Conditions and/or any other conditions for settlement (subject to any conditions on such settlement imposed in respect of US Taxpayers under Schedule “C” hereto) in relation to a whole number, or a percentage of the number, of PSUs or RSUs determined by the Board in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; or (ii) have been waived or deemed to be met pursuant to Section 2.1 or 4.1(c), and “Vesting” and “Vest” shall be construed accordingly;

(oo)

“Vesting Date” means the date on which the applicable Time Vesting Criteria, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met, or waived, as contemplated in the definition of “Vested”; and

(pp)

“Vesting Period” means, with respect to a Grant, the period specified by the Board, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Board, shall not be later than December 15 of the third year following the year in which the Eligible Participant performed the services to which the Grant relates.

1.3	Construction and Interpretation

(a)	In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.

(b)

The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. References to “Article”, “Section” or “Paragraph” mean an article, section or paragraph contained in the Plan unless expressly stated otherwise.

(c)

In this Plan, “including” and “includes” mean including or includes, as the case may be, without limitation. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

(d)	Whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board.

1.4	Effective Date

The Plan shall be effective as of May 24, 2017, (the “Effective Date”). All Share Units granted by the Corporation after the date of this Amended and Restated Share Unit Plan shall be granted upon and subject to the terms and conditions set forth in this Amended and Restated Share Unit Plan. All Share Units granted by the Corporation prior to the date of this Amended and Restated Share Unit Plan shall continue to be governed by the terms and conditions set forth in the version of the Corporation’s share unit plan in effect at the time of the grant of such Share Units. The Board shall review and confirm the terms of the Plan from time to time.

ARTICLE 2

ADMINISTRATION OF THE PLAN

2.1	Administration of the Plan

(a)	This Plan will be administered by the Board and the Board has the sole and complete authority, in its discretion, to:

(i)	interpret the Plan and prescribe, modify and rescind rules and regulations relating to the Plan;

(ii)

correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(iii)	exercise rights reserved to the Corporation under the Plan;

(iv)

determine the terms and conditions of Grants granted to any Eligible Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting Criteria and/or other Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Board (including, without limitation, the effect of a Change of Control and an Eligible Participant’s termination in connection therewith), (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a termination with respect to a Share Unit, and (G) the manner and time of exercise or settlement of Vested Share Units;

(v)	determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;

(vi)	determine the form of Payout of the Vested Share Units;

(vii)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(viii)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

The Board’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Eligible Participants and all other Persons.

2.2	Taxes and Other Source Deductions

(a)

Except as provided in this Section 1.1(a), the Corporation and its Affiliates shall not be liable for any tax imposed on any Eligible Participant as a result of amounts paid or credited to such Eligible Participant under the Plan. Eligible Participants are advised to consult with their own tax adviser(s).

(b)

The Payout of a Share Unit granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other source deductions is necessary or desirable in respect of such Payout, such Payout will not occur unless such withholding has been, or will be, effected to the satisfaction of the Corporation.

If the Corporation is required under the Income Tax Act (Canada) or any other Applicable Law to remit to any governmental authority an amount on account of tax or other amounts it may be required by law to withhold (the “Applicable Withholding Taxes”) in connection with any amount paid or credited hereunder to an Eligible Participant, then the Eligible Participant shall:

(i)

authorize the Corporation and any of its Affiliates, as applicable, to deduct from any amount paid or credited hereunder the Applicable Withholding Taxes, in such manner as it determines in its sole discretion;

(ii)

pay to the Corporation and any of its Affiliates, as applicable, sufficient cash as is determined by the Corporation or its Affiliate, as the case may be, to be the amount necessary to fund the Applicable Withholding Taxes; or

(iii)	make other arrangements acceptable to the Corporation and any of its Affiliates, as applicable, to fund the Applicable Withholding Taxes.

The Corporation shall not be required to issue any Shares under the Plan unless the Eligible Participant has made suitable arrangements with the Corporation and any of its Affiliates, as applicable, to fund any withholding obligation.

Without limiting the generality of the foregoing, the Corporation and any of its Affiliates, as applicable, will have the right to deduct from payments of any kind otherwise due to the Eligible Participant any taxes of any kind required to be withheld by the Corporation or its Affiliate, as the case may be, as a result of the Eligible Participant’s participation under hereunder.

All expenses of administration of the Plan shall be borne by the Corporation as determined by the Board.

2.3	Eligible Participant Information

(a)

Each Eligible Participant shall provide the Corporation with all information (including personal information) the Board requires in order to administer the Plan (the “Eligible Participant Information”).

(b)

The Corporation may from time to time transfer or provide access to Eligible Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Corporation in connection with the operation and administration of the Plan. The Corporation may also transfer and provide access to Eligible Participant Information to its Affiliates for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Eligible Participant acknowledges that Eligible Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein.

(c)

The Corporation shall not disclose Eligible Participant Information except (i) as contemplated in Section 2.3(b) above, (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction over the Corporation to compel production of the information.

ARTICLE 3

PLAN PARTICIPATION

3.1	Eligibility

(a)

Each employee or officer of the Corporation or an Affiliate of the Corporation who is designated by the Board, in its sole discretion, as eligible for participation in the Plan or whose contract of employment or service with the Corporation or an Affiliate specifies that he or she shall participate in the Plan and who is subsequently designated by the Board, in its sole discretion, as being eligible for participation in the Plan (an “Eligible Participant”) shall commence participation in the Plan upon such designation.

(b)

Notwithstanding any other provision of the Plan, if an Eligible Participant is resident or otherwise subject to taxation in a jurisdiction in which an award of Share Units under the Plan might be considered to be income which is subject to taxation at the time of such award, the Eligible Participant may elect not to participate in the Plan by providing a written notice to the Corporate Secretary of the Corporation.

3.2	Eligible Participant’s Agreement to be Bound

Participation in the Plan by any Eligible Participant shall be construed as acceptance by the Eligible Participant of the terms and conditions of the Plan and all rules and procedures adopted hereunder and as amended from time to time.

3.3	Restrictions on Issuance of Shares

(a)

The number of Shares hereby reserved for issuance to Eligible Participants under this Plan shall not exceed the number which represents 5% of the issued and outstanding Shares from time to time. Subject to Applicable Law, the requirements of the Stock Exchange and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Eligible Participants.

(b)

The number of Shares hereby reserved for issuance under this Plan and any other Security Based Compensation Arrangement, in aggregate, shall not exceed 10% of the number of issued and outstanding Shares from time to time.

(c)

The number of Shares hereby reserved for issuance to Insiders, together with any Shares reserved for issuance to Insiders pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Shares. Within any one year period, the number of Shares issued to Insiders under this Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of outstanding Shares.

(d)

The maximum number of Shares issuable to any one Eligible Participant, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 2% of the total number of issued and outstanding Shares.

ARTICLE 4

GRANT OF SHARE UNITS AND TERMS

4.1	Grant of Share Units and Terms

(a)

The Corporation may grant Share Units to an Eligible Participant in such number and at such times as the Board may in its sole discretion determine, in respect of services rendered or to be rendered by the Eligible Participant in the year awarded.

(b)

Each Share Unit will give the Eligible Participant the right to receive a Payout with respect to each such Share Unit which has become a Vested Share Unit pursuant to the provisions of this Plan and in accordance with the terms of the Grant Agreement relating to such Share Unit.

(c)

Subject to the terms of the Plan, the Board may determine other terms or conditions of any Share Units, and shall specify the material terms thereof in the applicable Grant Agreement. Without limiting the generality of the foregoing, such additional terms and conditions may include terms or conditions relating to:

(i)	the type of Share Units;

(ii)	the number of RSUs or PSUs subject to such grant;

(iii)	any terms and conditions the Board may in its discretion determine with respect to Vesting or the acceleration of Vesting;

(iv)	the form of Payout; and

(v)	the Payment Date;

which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Share Units in a Grant and may be graduated such that different percentages of the Share Units in a Grant will become Vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date of a Share Unit, waive any such term or condition or determine that it has been satisfied subject to Applicable Law.

(d)	No certificates shall be issued with respect to Share Units.

4.2	Grant Agreement

(a)

Each Grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Board may, in its sole discretion, deem appropriate.

4.3	Records and Accounts

(a)

The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

(b)

The Corporation shall maintain or shall cause an Affiliate of the Corporation to maintain, as applicable, in its books an account for each Eligible Participant (an “Account”) recording at all times the number of Share Units standing to the credit of such Eligible Participant. Share Units that fail to Vest in an Eligible Participant pursuant to Article 6, or that are paid out to the Eligible Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Eligible Participant’s Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where an Eligible Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Eligible Participant’s Account.

(c)

A written statement confirming the balance in each Eligible Participant’s Account shall be provided by the Corporation to the Eligible Participant at least annually. Statements shall contain such information as the Board may determine from time to time. Such statement shall be deemed to have been accepted by the Eligible Participant as correct unless written notice to the contrary is given to the Corporate Secretary of Corporation within thirty (30) days after such statement is provided to the Eligible Participant. For greater certainty, in the event of any discrepancy between the records of the Corporation and any statement provided to an Eligible Participant pursuant to this Section 4.3(c), the records of the Corporation shall govern and the rights and obligations of the Corporation and the Eligible Participant shall be determined on the basis of such records.

ARTICLE 5

CERTAIN ADJUSTMENTS

5.1	Reorganizations and Reclassifications

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation’s assets to shareholders (other than the payment of dividends in respect of the Shares), the Account of each Eligible Participant and the Share Units outstanding under the Plan shall be adjusted in such manner, if any, as the Corporation may in its discretion deem appropriate to preserve, proportionally, the interests of Eligible Participants under the Plan.

ARTICLE 6

SETTLEMENT OF SHARE UNITS

6.1	Settlement of Vested Share Units

Each Eligible Participant who continues in employment with the Corporation or an Affiliate on a Vesting Date shall receive a Payout in respect of each Vested Share Unit credited to his or her Account. Such Payout shall be made to the Eligible Participant as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.2 Payout	of Shares

(a)

If the Board determines that any portion of Vested Share Units are to be paid out in Shares, the Eligible Participant will be entitled to receive and the Corporation will issue from treasury a number of Shares equal to the number of Vested Share Units to be paid out in Shares.

(b)

Shares issued by the Corporation under this Plan shall be considered fully paid in consideration of past services that are no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

(c)	No fractional Shares may be issued under the Plan.

6.3	Termination Due to Voluntary Resignation

(a)

Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate is terminated due to the voluntary resignation of the Eligible Participant, then all Share Units granted to the Eligible Participant which have not Vested on or before the Termination Date, shall be forfeited and cancelled effective as of the Termination Date and the Eligible Participant shall have no entitlement to receive payment in respect of such forfeited Share Units, or any other amount in respect of such forfeited Share Units, by way of damages, payment in lieu or otherwise.

(b)

Any Vested Share Units credited to the Eligible Participant’s Account as at his or her Termination Date remain payable in accordance with the terms of this Section 6.3 and the Eligible Participant shall receive a Payout in respect of each such Vested Share Unit credited to his or her Account, as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.4	Termination by the Corporation without Cause, by the Eligible Participant for Good Reason, or Due to Disability or Retirement

(a)

Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated by the Company without Cause, by the Eligible Participant for Good Reason, or due to Disability or Retirement, then:

(i)

the Eligible Participant shall be entitled to a Payout in respect of that portion of PSUs that have Vested as of the Termination Date. All unvested PSUs held by the Eligible Participant as of the Termination Date shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement in connection with such PSUs, and

(ii)

a portion of the unvested Restricted Share Units held by the Eligible Participant shall immediately Vest. The number of unvested Restricted Share Units held by the Eligible Participant that shall Vest pursuant to this Section 6.4(a)(ii) shall be calculated by multiplying the number of unvested Restricted Share Units held by the Eligible Participant by a fraction, the numerator of which equals the number of days the Eligible Participant was actively employed between the Grant Date of such Restricted Share Units and his or her Termination Date, and the denominator of which equals the total number of days between the Grant Date of such Restricted Share Units and their original Vesting Date. The Eligible Participant shall be entitled to a Payout in respect of the Restricted Share Units held by the Eligible Participant that Vest pursuant to this Section 6.4(a)(ii). Such Payout(s) shall be made to the Eligible Participant as soon as practicable following the Payment Date and in any event prior to the Expiry Date. All unvested Restricted Share Units held by the Eligible Participant as of the Termination Date for which the Eligible Participant is not entitled to a Payout pursuant to this Section 6.4(a)(ii) shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement in connection with such Restricted Share Units.

(b)

Any Vested Share Units credited to the Eligible Participant’s Account as of his or her Termination Date (which for greater certainty does not include any Restricted Share Units that become Vested Share Units pursuant to Section 6.4(a)(ii)) will remain payable in accordance with the terms of this Section 6.4 and the Eligible Participant shall receive a Payout in respect of each such Vested Share Unit as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.5	Termination With Cause

Unless otherwise determined by the Board in its sole discretion, in the event that an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate is terminated for Cause by the Corporation or an Affiliate of the Corporation, as applicable, the Eligible Participant’s Share Units, whether Vested or unvested, shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement to receive any payment respect of such forfeited Share Units, or any other amount in respect of such forfeited Share Units, by way of damages, payment in lieu or otherwise.

6.6	Termination by the Company, or by the Eligible Participant for Good Reason, Subsequent to a Change of Control

Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated by the Corporation within 12 months after a Change of Control occurs, or the Eligible Participant terminates his or her employment with the Company for Good Reason within 12 months after a Change of Control occurs, then all outstanding Share Units which have not Vested shall immediately Vest and become Vested Share Units and shall be paid out immediately in accordance with the terms of this Plan.

6.7	Termination Due to Death

(a)

Unless otherwise determined by the Board in its sole discretion, in the event that an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated due to the death of the Eligible Participant, then:

(i)

the Beneficiary of the Eligible Participant shall be entitled to a Payout in respect of that portion of PSUs that have Vested as of the Termination Date. All unvested PSUs held by the Eligible Participant as of the Termination Date shall be forfeited and cancelled as of the Termination Date and the Beneficiary of the Eligible Participant shall have no entitlement in connection with such PSUs, and

(ii)

a portion of the unvested Restricted Share Units held by the Eligible Participant shall immediately Vest. The number of unvested Restricted Share Units held by the Eligible Participant that shall Vest pursuant to this Section 6.7(a) shall be calculated by multiplying the number of unvested Restricted Share Units held by the Eligible Participant by a fraction, the numerator of which equals the number of days the Eligible Participant was actively employed by the Corporation between the Grant Date of such Restricted Share Units and his or her date of death, and the denominator of which equals the total number of days between the Grant Date of such Restricted Share Units and their original Vesting Date. The Beneficiary of the Eligible Participant shall be entitled to a Payout in respect of the Restricted Share Units held by the Eligible Participant that Vest pursuant to this Section 6.7(a)(ii). Such Payout shall be made to the Beneficiary as soon as practicable following completion of the aforementioned calculation and in any event prior to the Expiry Date. All unvested Restricted Share Units held by the Eligible Participant as of the Termination Date for which the Beneficiary is not entitled to a Payout pursuant to this Section 6.7(a)(ii) shall be forfeited and cancelled as of the Termination Date and the Beneficiary and Eligible Participant shall have no entitlement in connection with such Restricted Share Units.

(b)

Any Vested Share Units credited to the Eligible Participant’s Account as of his or her date of death (which for greater certainty does not include any Restricted Share Units that become Vested Share Units pursuant to Section 6.7(a)) will remain payable in accordance with the terms of this Section 6.7 and the Eligible Participant’s Beneficiary shall receive a Payout in respect of each such Vested Share Unit as soon as practicable following the Eligible Participant’s date of death and in any event prior to the Expiry Date.

6.8	Termination Due to Death on the Job

Notwithstanding Section 6.7, unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated due to the death of the Eligible Participant which occurred while the Eligible Participant was performing his or her regular duties as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, then all outstanding Share Units which have not Vested shall immediately Vest and become Vested Share Units and shall be paid out immediately in accordance with the terms of this Plan.

6.9	General Conditions of Payout

(a)

Notwithstanding any provision in the Plan to the contrary and for greater certainty, no Payout in respect of any Share Units credited to an Eligible Participant’s Account shall occur following the Expiry Date of such Share Units.

(b)

Upon a Payout pursuant to this Article 6, the entitlement of an Eligible Participant to receive any and all amounts in respect of the Vested Share Units to which such Payout relates shall be fully discharged and satisfied and all such Vested Share Units shall thereupon be cancelled.

(c)	No interest shall accrue to, or be credited to, the Eligible Participant or his or her Beneficiary on any amount payable under the Plan.

(d)

Notwithstanding any other provision of the Plan, no new awards of Share Units will be made to an Eligible Participant while such Eligible Participant is absent from the workplace as a result of a Disability or following the Eligible Participant’s Termination Date.

(e)

In the event that the Payout of an Eligible Participant’s Vested Share Units occurs after the date on which the Shares ceased to be traded on the Stock Exchange, provided such cessation in trading is not reasonably expected to be temporary (the “Cease Trade Date”), the value of Payout of such Share Units of the Eligible Participant pursuant to this Article 6 shall be determined in accordance with the following:

(i)

where the Eligible Participant’s Termination Date is before or not more than three hundred and sixty-five (365) days after the last Trading Day before the Cease Trade Date, the value of each Vested Share Unit credited to the Eligible Participant’s Account at his or her Termination Date shall be equal to the Fair Market Value on the last Trading Day before the Cease Trade Date;

(ii)

where the Eligible Participant’s Termination Date is after the date that is three hundred and sixty-five (365) days after the last Trading Day before the Cease Trade Date, the value of each Vested Share Unit credited to the Eligible Participant’s Account at his or her Termination Date shall be based on the fair market value of a common share of the Corporation at his or her Termination Date as determined on a reasonable and equitable basis by the Board after receiving the advice of one or more independent firms of investment bankers of national repute.

6.10	Forfeited Share Units

(a)

No cash, Shares or other compensation shall at any time be paid in respect of any Share Units which have been forfeited or terminated under this Plan or on account of damages relating to any Share Units which have been forfeited or terminated under this Plan.

(b)

Notwithstanding any other provision of the Plan, Share Units granted hereunder shall terminate, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after the Expiry Date.

ARTICLE 7

GENERAL

7.1	Amendment, Suspension or Termination of Plan

The Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Eligible Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment. Upon termination of the Plan, all unvested Share Units shall remain outstanding and in effect and continue to Vest and be settled in accordance with the terms of the Plan existing at the time of its termination and the applicable Grant Agreement. The Plan will terminate on the date upon which no further Share Units remain outstanding.

Shareholder approval shall be obtained in accordance with the requirements of the Stock Exchange for any amendment that results in:

(a)	an increase in the maximum number of Shares issuable under Section 3.3 of this Plan;

(b)	an amendment to the individuals designated as Eligible Participants under this Plan;

(c)	an extension of the Expiry Date for Share Units granted under this Plan;

(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or

(e)	an amendment to the amendment provisions contained in this Section 7.1.

7.2	Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with Applicable Law.

7.3	Reorganization of the Corporation

The existence of any Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.4	Assignment

(a)

Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.

(b)

In no event may the rights or interests of an Eligible Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a Beneficiary upon death of an Eligible Participant pursuant to the terms of the Plan.

7.5	Units Non-Transferable

Share Units are non-transferable. Certificates representing Share Units will not be issued by the Corporation.

7.6	Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Participant shall designate in writing a person who is a dependant or relation of the Eligible Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Participant. The Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in the form of Schedule “B”. The initial designation of each Eligible Participant shall be executed and filed with the Corporate Secretary of the Corporation: (a) in the case of an existing employee, within sixty (60) days following the Effective Date of the Plan; or (b) in the case of a new employee, within sixty (60) days after the employee’s date of hire. Changes to such designation may be filed from time to time thereafter, subject to Applicable Law.

7.7	Participation is Voluntary; No Additional Rights

(a)

The participation of any Eligible Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Participant any rights or privileges other than those rights and privileges expressly provided in the Plan.

(b)

Without limiting the generality of Section 7.7(a), neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Eligible Participant a right to continued employment or engagement with the Corporation or an Affiliate, and such participation shall not interfere with the right of the Corporation or an Affiliate, as applicable, to terminate the Eligible Participant’s employment at any time.

(c)

Without limiting the generality of Section 7.7(a), nothing in this Plan or the Eligible Participant’s opportunity to participate in this Plan shall be construed to provide the Eligible Participant with any rights whatsoever to participate or to continue participation in this Plan, or to compensation or damages in lieu of participation or the right to participate in this Plan upon the termination of the Eligible Participant’s employment with the Corporation or an Affiliate of the Corporation, as applicable, for any reason (including, without limitation, any breach of contract by the Corporation or an Affiliate of the Corporation, as applicable) or in consequence of any other circumstances whatsoever.

7.8	No Shareholder Rights

Under no circumstances shall Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Eligible Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Eligible Participant be considered the owner of Shares by virtue of the award of Share Units.

7.9	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Eligible Participant or his or her Beneficiary holds any rights by virtue of a grant of Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

7.10	Market Fluctuations

(a)

No amount will be paid to, or in respect of, an Eligible Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Participant for such purpose.

(b)

The Corporation makes no representations or warranties to Eligible Participants with respect to the Plan or the Share Units whatsoever. In seeking the benefits of participation in the Plan, an Eligible Participant agrees to exclusively accept all risks associated with a decline in the Fair Market Value of Shares and all other risks associated with the holding of Share Units.

7.11	Currency

All payments and benefits under the Plan shall be determined in the lawful currency of Canada and paid in the local currency of the Eligible Participant’s country of residence using the currency exchange rate available to the Corporation at the time of payment.

7.12	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

7.13	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

SCHEDULE “A”

Fortuna Silver Mines Inc.

Amended and Restated Share Unit Plan (the “Plan”)

Grant Agreement

Fortuna Silver Mines Inc. (the “Corporation”) hereby grants the following award to the Eligible Participant named below in accordance with and subject to the terms, conditions and restrictions of this Grant Agreement (“Grant Agreement”), together with the provisions of the Plan:

Name of Eligible Participant:

Address of Eligible Participant:

Type of Share Units (RSUs or PSUs):

Number of Share Units:

Grant Date:

Time Vesting Criteria (for RSUs):

Performance Conditions (for PSUs):

Form of Payout:

Expiry Date:

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Grant Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

Participation in the Plan is voluntary and is not a condition of employment. No Eligible Participant shall have any claim or right to be granted Share Units pursuant to the Plan.

Neither the Corporation nor any Affiliate of the Corporation (which for the purposes of this Grant Agreement includes their respective directors, officers and employees) shall have any liability for: (i) the income or other tax consequences to Eligible Participants arising from participation in the Plan; (ii) any change in the value of the Shares of the Corporation; or (iii) any delays or errors in the administration of the Plan, except where such person has acted with willful misconduct. Eligible Participants should consult their own tax and business advisors as neither the Corporation nor any of its Affiliates is providing any such advice to any Eligible Participant.

As a condition to the Payout of Share Units, an Eligible Participant: (a) authorizes the Corporation and any of its Affiliates, as applicable, to withhold, in accordance with applicable law, any Applicable Withholding Taxes as a result of the Eligible Participant’s participation hereunder from payments of any kind otherwise due to the Eligible Participant; (b) agrees, if requested by the Corporation and any of its Affiliates, as applicable, to remit to the Corporation or its Affiliate, as the case may be, at the time of the Payout of the Share Unit amounts necessary to pay any Applicable Withholding Taxes; and/or (c) comply with other arrangements acceptable to the Corporation and any of its Affiliates, as applicable, to fund the Applicable Withholding Taxes. The Eligible Participant hereby acknowledges and confirms that the Corporation and any of its Affiliates, as applicable, make no representation or warranty regarding the tax consequences to the Eligible Participant in connection with the Plan or hereunder.

Please acknowledge receipt of this Grant Agreement and your agreement to be bound by its terms (and the terms and conditions set out in the Plan) by signing the acknowledgement below.

Thank you for your contribution to Fortuna Silver Mines Inc.

FORTUNA SILVER MINES INC.

By:
Name:
Title:

ACKNOWLEDGEMENT

The undersigned Eligible Participant acknowledges that:

1.	I am / am not [check appropriate box] a U.S. Taxpayer.

2.

I have received and reviewed a copy of the Plan and agree to be bound by it and the terms of this Grant Agreement. In the event of any conflict between the terms of the Plan and this Grant Agreement, the terms of the Plan will govern and prevail.

3.	Upon receipt of this Grant Agreement by the Corporation, Share Units will be allocated to my account in the Plan as of [Date].

4.	I have not been induced to enter into this Grant Agreement by expectation of employment or continued employment with the Corporation or an Affiliate.

5.

I will be liable for income tax and other applicable taxes or social security contributions when payment is made to me under the Plan in respect of Share Units credited to my Account, in accordance with the terms of the Plan. If I am a U.S. Taxpayer, I understand that I may be liable for certain employment taxes upon vesting of the Share Units, which may be withheld from any payments otherwise then payable to me. I should confirm the tax treatment with my own tax advisor.

6.

The value of a Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual cash value of a Share Unit on the applicable payment date may be higher or lower than the value of the Share Unit at the time it was allocated to my account in the Plan.

7.

If my employment with the Corporation or an Affiliate, as applicable, is terminated for Cause, I will forfeit all Share Units, whether vested or unvested, in my Account at the time, as set out in more detail in the Plan.

8.

If I resign my employment with the Corporation, or an Affiliate, as applicable, I will forfeit any Share Units in my Account at that time which have not yet vested, as set out in more detail in the Plan.

9.

Any Payout owing to me pursuant to the Plan, less Applicable Withholding Taxes (unless other arrangements suitable to the Corporation or an Affiliate to fund the Applicable Withholding Taxes have been made) if the Payout is in cash, will be forwarded to me at the address above, in the case of cash, in the form of an electronic transfer from the Corporation and in the case of Shares, in the form of share certificates or other document evidencing the issuance of Shares delivered by registered mail.

10.	I shall have no entitlement to receive payment in respect of any Share Units that are forfeited pursuant to the terms of the Plan whether by way of damages or otherwise.

11.

No funds will be set aside to guarantee a cash payment of the Share Units and that future cash payments of Share Units will remain an unfunded and unsecured liability recorded on the books of the Corporation.

12.

I am required to provide the Corporation with all information (including personal information) the Board requires to administer the Plan and I hereby consent to the collection of all such information by the Corporation. I understand that the Corporation may from time to time transfer or provide access to such information to third party service providers for purposes of the administration of the Plan and that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Corporation to deliver a Payout corresponding to the number of my Share Units to me under the Plan.

Date:
Signature of Eligible Participant

Name of Eligible Participant [Please Print]

SCHEDULE “B”

Fortuna Silver Mines Inc.

Amended and Restated Share Unit Plan

Beneficiary Designation

To:	Corporate Secretary

I,                                                          , being a participant in the Fortuna Silver Mines Inc. Amended and Restated Share Unit Plan (the “Plan”) hereby designate the following individual as my Beneficiary for purposes of the Plan:

Name of Beneficiary:

Address of Beneficiary:

This designation revokes any previous Beneficiary designation made by me under the Plan. Under the terms of the Plan, and subject to Applicable Law, I reserve the right to revoke this designation and to designate another individual as my Beneficiary.

Date:

Name:                                                                                                 (please print)

Signature:

Choosing your Beneficiary is an important decision and this is an important document. We recommend that you consider your options carefully and that you seek appropriate advice before completing it if you require clarification.

All capitalized terms used in this Beneficiary Designation shall have the same meaning as in the Plan unless otherwise defined herein.

SCHEDULE “C”

Fortuna Silver Mines Inc.

Amended and Restated Share Unit Plan

Plan Provisions Applicable to U.S. Taxpayers

This Schedule “C” is an integral part of the Plan. The provisions of this Schedule “C” apply to U.S. Taxpayers notwithstanding anything to the contrary in the Plan or in any Grant Agreement. Except as specifically defined in this Schedule “C,” all capitalized terms used in this Schedule “C” have the meaning attributed to them in the Plan.

1.	Notwithstanding Section 1.2(v) of the Plan, with respect to a U.S. Taxpayer, the term “Payment Date” means the Vesting Date.

2.

For purposes of establishing a Vesting Date under Section 1.2(oo) for a U.S. Taxpayer, the Vesting Date shall be the first date as of which the U.S. Taxpayer’s rights to the Share Units are no longer subject to a “substantial risk of forfeiture,” as defined for purposes of Section 409A of the Code. Accordingly, if a U.S. Taxpayer’s rights to the Share Units become vested and non-forfeitable as a result of the application of Section 6.3, 6.5, 6.6 or 6.7 or otherwise, prior to the designated “Vesting Date” as set forth in Section 1.2(oo) or any Grant Agreement, such earlier date shall be treated as the “Vesting Date” for purposes of the Plan.

3.

In addition to the Corporation’s rights to withhold under Section 2.2(b) from amounts paid under the Plan, to the extent any Applicable Withholding Taxes are due prior to the date of payment of the Share Units, the Corporation and its Affiliates, as applicable, shall be authorized to deduct the Applicable Withholding Taxes from other salary or wages then due to the U.S. Taxpayer.

4.

Notwithstanding the provisions of Section 6.5 of the Plan, to the extent a U.S. Taxpayer can accelerate the vesting of his Share Units upon Retirement, the U.S. Taxpayer shall be treated as having a “Vesting Date” at the earliest date upon which the U.S. Taxpayer could retire and become vested (regardless of whether the U.S. Taxpayer actually retired on such date). For purposes of this Schedule “C,” the earliest date upon which a U.S. Taxpayer could retire would be after completing                      years of continuous service with the Corporation and/or its Affiliates. Additionally, a U.S. Taxpayer shall be considered to have a Vesting Date on the date of termination due to Disability.

5.

Notwithstanding Article 6 of the Plan, in the case of an Eligible Participant who is a U.S. Taxpayer, any Payout in respect of any Vested Share Units to such U.S. Taxpayer pursuant to Sections 6.1, 6.3, 6.4, 6.6, 6.7 or 6.8 of the Plan shall be made to such U.S. Taxpayer within ten (10) days following the Payment Date for such Vested Share Units.

6.

Notwithstanding any other provision of this Schedule “C” or of the Plan to the contrary, under no circumstances may the time or schedule of any payment described in this Schedule “C” be subject to a further deferral except as otherwise permitted by Section 409A of the Code and the regulations and other guidance issued thereunder. The Eligible Participant does not have any right to make any election regarding the time or form of any payment due under this Schedule “C.”

7.

Notwithstanding the discretion of the Board in Section 7.9 of the Plan to cause the Plan to be funded, any obligation with respect to a U.S. Taxpayer shall at all times be unfunded and the U.S. Taxpayer’s rights under this Plan shall be no greater than the rights of an unsecured creditor of the Corporation.

8.

It is the Corporation’s intent that this Plan be exempt from the provisions of Section 409A of the Code under the short-term deferral exception described in Section 1.409A-1(b)(4) of the Treasury Regulations given that all payments under the Plan will be made no later than the 15th day of the third month following the end of the first calendar year (or, if later, the end of the Corporation’s first fiscal year) in which the U.S. Taxpayer’s rights to the Share Units are no longer subject to a substantial risk of forfeiture. The Corporation has made good faith efforts to draft the Plan accordingly. In the event of any ambiguity in the language or any agreement entered into under the Plan (including any Grant Agreement) or in the operation of the Plan, the Plan and any agreement (including any Grant Agreement) shall be construed, interpreted and operated in a manner that will result in exemption from or compliance with the requirements of Section 409A. Notwithstanding the foregoing, no such construction, interpretation or operation of the Plan shall be such that the Plan would constitute a “salary deferral arrangement” as defined in Section 248(1) of the Income Tax Act (Canada) or any successor to such provision.

9.

Without limiting the generality of Paragraph 8 of this Schedule “C,” if any provision of the Plan contravenes any regulations or other guidance provided under Section 409A of the Code or would cause the Share Units to be subject to the interest and penalties under Section 409A of the Code, the Corporation may modify such provision of the Plan, to the extent that it applies to U.S. Taxpayers, without the consent of any Eligible Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Notwithstanding the foregoing, the neither the Corporation nor any of its affiliates, nor any of their shareholders, officers, employees, directors, agents or representatives shall be liable to any Eligible Participant or other person for any adverse tax consequences resulting from the application of Section 409A of the Code.

10.	All provisions of the Plan shall continue to apply to a U.S. Taxpayer to the extent that they have not been specifically modified by this Schedule “C.”